
10013509

Winn Dixie

fresh & **LOCAL** • The 2010 **Winn-Dixie** Annual Report


Winn Dixie

fresh&**LOCAL**

Transforming Winn-Dixie

We believe that our "Fresh & Local" strategy is helping us achieve key milestones toward our goal of making Winn-Dixie a stronger brand and a more financially sound company. Our strategy places an emphasis on upgrading and enhancing the attractiveness of our stores; merchandising to the needs, tastes and preferences of local yet diverse neighborhoods; and improving the level of customer service in our stores.

These changes are providing Winn-Dixie more flexibility to manage through both good and difficult times – today and for years to come. We look forward to becoming the neighborhood grocer of choice in the markets we serve. Changing for the better and never standing still – this is one way we are earning trust and loyalty every day.



Hot, prepared food reflecting
the local tastes of our customers


1.99
1 69
.99

Interior view of store number 349 in Margate, Fla.



fresh&**LOCAL**: Transforming Our Stores

We believe having clean, modern stores and a focused merchandising strategy that fits with our brand image will help us to become more competitive over the long term. In fiscal 2007, we embarked on our store remodel initiative, and by the conclusion of fiscal 2010, almost half of our store base had been remodeled.

In fiscal 2010, we also proudly opened two state-of-the-art stores in Covington, La., and Margate, Fla. – both of which serve as the benchmark for future Winn-Dixie remodels and new stores. The locations offer the best elements found in our traditional remodels, and also offer expanded "fresh" departments featuring locally grown produce and other products local to the area. Our Covington location, which features a large outdoor farmers' market, was the first grocery store in Louisiana to receive the EPA's prestigious "GreenChill Certification" for progressive efforts to minimize our environmental footprint.

LOUISIANA LOCAL
LOCAL FLAVOR SINCE 1956
Winn-Dixie

Local Flavor at its best.

Have you been to the new **Winn-Dixie** on Highway 21 yet? If not, you don't know
what you're missing. We offer only the freshest choice meats and locally caught seafood
you'll find anywhere on the Gulf Coast. We've built an **Outdoor Market** where we feature
fresh, locally grown fruits and vegetables - eggplant, okra, strawberries, bell peppers
and more. Our **Deli** serves up an an amazing variety of hot and fresh homestyle foods
every day - jambalaya, fried catfish, shrimp Creole, barbeque ribs and so much more,
you really have to see (and taste) it all to believe it. In addition, we've got a special
Louisiana Local section where you'll find all your favorite locally produced
products like Blue Runner, Zatarains, Tony Chachere's, Tabasco and more.

Stop by your **NEW** Covington Winn-Dixie soon
and find out what the **EXCITEMENT** is all about!

Newspaper ad to support our store opening in Covington, La.


Winn Dixie
put your thirst in chek!
chek
cola
2 LITERS 67.6 FL OZ (2 QT 3.6 FL OZ)
Chek sodas coming off the production line


Winn-Dixie
Natural
Jalapeño
Kettle Style Potato Chips

With a range of more than 250 items, Organics & Naturals saw a sales increase of 36 percent from last year

fresh&**LOCAL**: Transforming Our Brands

We have transformed our store brands into products of distinction that solve consumer needs. Our three-tier offerings include:

- "Winn & Lovett" – A high-quality brand geared toward our busy shoppers with an interest in fine food, exotic travel, and health and indulgence – all at a price they can afford.
- "Winn-Dixie" – Our brand that is a national-brand equivalent – or better – in quality and value.
- "ValuTime" – Perfect for value-conscious customers seeking low prices and good quality.


Winn-Dixie
mojo

We continue to expand our line of quality products that appeal to our Hispanic customers



Winn-Dixie's Lemon Meringue Pie was awarded the gold medal in the 2010 American Pie Council Crisco National Pie Championship

We have now completed the rebranding of all of our store brands and offer nearly 4,000 private label products that include an expansion to our "Winn-Dixie Hispanic" store brand offerings and our "Winn-Dixie Organic" and "Winn-Dixie Natural" product lines. Additionally in fiscal 2010, we introduced 350 items under the ValuTime label. ValuTime is priced to appeal to today's cost-conscious consumers who are seeking ways to stretch their shopping budgets without sacrificing quality. With a significantly broader selection now available, we have improved our private label penetration to 23 percent of all the brands we sell in dollar terms.


LOUISIANA LOCAL
LOCAL FLAVOR SINCE 1956
LOUISIANA LOCAL

The special "Louisiana local" section in Covington, La.


deli·hot foods
deli·comidas calientes

Café Cubano at Store 231 in Miami Gardens, Fla., features Cuban coffee, pastries and more


$aveRite
Low Price
2 for 5.00
.33
1.98

The "Rite" product/price mix is the key to success at SaveRite

fresh&**LOCAL**: Transforming...Neighborhood by Neighborhood

We customize our product assortment to fit the lifestyles of the communities we serve – whether affluent, Hispanic, urban, kosher or resort.

In fiscal 2010, we introduced more upscale features and products in several of our "affluent" stores, including gourmet "cheese shoppes" and expanded wine selections. And, as we continue remodeling our Hispanic stores, we will reflect the diversity of the Hispanic shopping segment, whether it's by offering warm Hispanic pastries in our bakery departments, or by featuring authentic recipes from the homelands of the customers we serve.

Our SaveRite stores also offer a product mix tailored to suit the needs of the communities they serve – but with a strong emphasis placed on limited selection and value pricing.

Our new cheese shoppes feature domestic and imported cheeses and other gourmet selections





A *fresh* &**LOCAL** message from PETER LYNCH

Dear Shareholders:

I am pleased to present Winn-Dixie's annual report for fiscal 2010, which was a very challenging year for both our Company and our industry. The prolonged recession, coupled with intensifying competition and price-sensitive consumers, put significant pressure on our sales. However, our team remained focused on executing our business plan and providing our customers with the quality and value they seek in these challenging times.

Following are the financial highlights of the past fiscal year, many of which are discussed in detail in the attached Annual Report on Form 10-K:

Fiscal 2010 Financial Highlights

- We generated net income of $28.9 million, or $0.52 per diluted share.
- We achieved a gross margin of 28.5%.
- We have completed 230 store remodels since we began the program, which represents almost half of our store base.
- We were able to invest almost $190 million in our business while maintaining a strong balance sheet. We ended the fiscal year with liquidity and availability of $649.7 million and no borrowings under our revolving credit facility.
- We are implementing several strategic initiatives that will make us a stronger company during fiscal 2011.

We were able to meet our fiscal 2010 revised financial guidance through effective management of promotional activity and cost control. However, economic conditions and some of the business decisions we made to drive profit, especially in the fourth quarter, negatively impacted our identical store sales. Going forward, we will remain focused on a strategic and measured plan that includes adjusting our promotional practices and implementing additional initiatives to achieve sustainable and profitable sales growth over the long term.

Strategic Initiatives

Our store remodel program remains the centerpiece of our long-term strategy, and we have remodeled almost half of our current store base to date. With the recent successes of our new, state-of-the-art stores in Covington, La., and Margate, Fla., we are taking this program to another level.

These locations, which exemplify our Fresh & Local strategy in unique and exciting ways, are generating significantly improved sales per square foot, and our initial customer research suggests they appear to be accelerating the transformation of our brand. With that in mind, we plan to follow the same format for many of our future remodels and our new store openings. In fiscal 2011, we will remodel 22 stores, 17 of which will closely resemble Covington and Margate, and we plan to open two new stores, with three more underway by yearend.

Additionally, we have seen very positive results from the expansion of our fuelperks!® program, which currently is running in Louisiana and parts of Florida. This program not only adds an element of customer loyalty to our Customer Reward Card, but it also helps to build basket size. We plan to expand the fuelperks! program into other markets in fiscal 2011.

We are also encouraged by the successful pilot of our Computer Generated Ordering (CGO) system, which allows us to maintain a consistent in-stock status on items that our customers expect to find when they shop with us. We plan to implement CGO throughout our entire store base by the end of fiscal 2011.

Conclusion

The Company's achievements during this extremely difficult time are due to the continued dedication and hard work of our executive leadership team and our valued Associates. I remain confident that we have the right plan and the right team in place to ensure the long-term success of our Company, as well as the flexibility to make necessary adjustments to keep our business healthy as long as economic conditions remain challenging.

In closing, I would like to thank you for your support and your confidence in Winn-Dixie.



Peter Lynch
Chairman, CEO and President
Winn-Dixie Stores, Inc.





Board of Directors

Peter L. Lynch
Chairman

Gregory P. Josefowicz
Lead Director
Audit Committee

Evelyn V. Follit
Audit Committee

Charles P. Garcia
Audit Committee,
Nominating & Corporate
Governance Committee

Jeffrey C. Girard
Audit Committee (Chair)

Yvonne R. Jackson
Compensation Committee
(Chair)

James P. Olson
Nominating & Corporate
Governance Committee,
Compensation Committee

Terry Peets
Nominating & Corporate
Governance Committee (Chair),
Compensation Committee

Richard E. Rivera
Compensation Committee

Senior Management Team

Peter L. Lynch
CEO & President

Larry Appel
Senior Vice President,
Human Resources,
Legal & General Counsel

Frank Eckstein
Senior Vice President
Retail Operations

Bennett Nussbaum
Senior Vice President,
Chief Financial Officer

Dan Portnoy
Senior Vice President
Chief Merchandising
& Marketing Officer

Chris Scott
Group Vice President
Logistics & Distribution

Maura Hart
Group Vice President
Information Technology,
Chief Information Officer

Mary Kellmanson
Group Vice President
Marketing

Phil Pichulo
Group Vice President
Development

Regional Management

Dan Lafever
Regional Vice President,
Central Region

Joey Medina
Regional Vice President,
Western Region

Randy Rambo
Regional Vice President,
Southern Region

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________ to ______________

Commission File Number 1-3657

WINN-DIXIE STORES, INC.

(Exact name of registrant as specified in its charter)

Florida	**59-0514290**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5050 Edgewood Court, Jacksonville, Florida	**32254-3699**
(Address of principal executive offices)	**(Zip Code)**

(904) 783-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

Title of each class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [] No [✓]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [] No [✓]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [✓] No []

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [] No []

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "accelerated filer" "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer [] Accelerated filer [✓] Non-accelerated filer [] Smaller reporting company []

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [] No [✓]

The aggregate market value of the common stock held by non-affiliates of the registrant on January 6, 2010, was approximately $477.4 million.

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [✓] No []

As of August 9, 2010, 55,337,293 shares of Winn-Dixie Stores, Inc. common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the registrant's Proxy Statement for the 2010 Annual Meeting of Shareholders are incorporated by reference in Part III hereof.

WINN DIXIE STORES, INC.
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2010
TABLE OF CONTENTS

PART I

The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in Item 8 of this Annual Report on Form 10-K. Unless specified to the contrary, all information herein is reported as of June 30, 2010, which was the end of our most recently completed fiscal year. References such as the "Company," "we," "our" and "us" refer to Winn-Dixie Stores, Inc. and its consolidated subsidiaries.

Forward-Looking Statements

Certain statements made in this report, and other written or oral statements made by us or on our behalf, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management's expectations, beliefs, plans, estimates or projections related to the future, are forward-looking statements within the meaning of these laws. These forward-looking statements include and may be indicated by words or phrases such as "anticipate," "estimate," "plans," "expects," "projects," "should," "will," "believes" or "intends" and similar words and phrases.

All forward-looking statements, as well as our business and strategic initiatives, are subject to certain risks and uncertainties that could cause actual results to differ materially from expected results. Management believes that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Information concerning the risks and uncertainties that you may wish to consider are described in "Item 1A: Risk Factors" of this Annual Report on Form 10-K and elsewhere in our filings with the Securities and Exchange Commission (the "SEC"). A number of factors, many of which are described in "Item 1A: Risk Factors", could cause our actual results to differ materially from the expected results described in our forward-looking statements.

ITEM 1: BUSINESS

General

Founded in 1925, Winn-Dixie Stores, Inc. is a major food retailer operating primarily under the "Winn-Dixie" banner. As of June 30, 2010, we operated 514 stores in five states in the southeastern United States.

On February 21, 2005 (the "Petition Date"), Winn-Dixie Stores, Inc. and 23 then-existing direct and indirect wholly-owned subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Bankruptcy Code") in the United States Bankruptcy Court (the "Court"). Two of the then-existing wholly-owned subsidiaries of Winn-Dixie Stores, Inc. (collectively with the Debtors, the "Company" or "Winn-Dixie") did not file petitions under Chapter 11. On November 9, 2006, the Court entered its order confirming the Debtors' modified plan of reorganization (the "Plan" or the "Plan of Reorganization"). The Plan became effective and the Debtors emerged from bankruptcy protection on November 21, 2006 (the "Effective Date").

Under the Plan, 400 million shares of new common stock were authorized under the amended and restated articles of incorporation of Winn-Dixie Stores, Inc. Pursuant to the terms of the Plan, 54 million shares of new common stock were issued to the Company's disbursing agent for distribution to unsecured creditors. All such shares were issued without registration under the Securities Act of 1933, as amended, or state securities laws, in reliance on Section 1145 of the Bankruptcy Code. The Successor's common stock trades on The NASDAQ Stock Market ("NASDAQ") under the symbol "WINN."

We generate revenues and cash as we sell products to customers in our stores. We earn a profit by selling these products at price levels in excess of our costs, which include procurement, distribution, occupancy and overhead expenses. Our operations are within one reportable segment. The Consolidated Financial Statements set forth in Item 8 below present our results of operations, financial position and cash flows.

Stores

The following chart identifies each of our markets by state and retail market area, the number of stores in each market area and the banners under which they operate as of June 30, 2010. We operate our grocery warehouse stores under the "SaveRite" banner.

	Total	Winn-Dixie	SaveRite
Florida	**352**	**345**	**7**
Orlando / Daytona	76	73	3
Miami / Fort Lauderdale	76	76	-
Tampa /St. Petersburg	61	60	1
Jacksonville	49	46	3
West Palm Beach / Fort Pierce	35	35	-
Fort Myers / Naples	14	14	-
Mobile / Pensacola	16	16	-
Tallahassee	10	10	-
Panama City	10	10	-
Gainesville	5	5	-
Alabama	**71**	**71**	**-**
Birmingham	26	26	-
Mobile / Pensacola	19	19	-
Montgomery	16	16	-
Other	10	10	-
Georgia	**23**	**23**	**-**
Albany	6	6	-
Other	17	17	-
Louisiana	**52**	**52**	**-**
New Orleans	33	33	-
Baton Rouge	11	11	-
Lafayette	8	8	-
Mississippi	**16**	**13**	**3**
Biloxi / Gulfport	6	6	-
Other	10	7	3
Total stores as of June 30, 2010	**514**	**504**	**10**

The following chart provides selected information related to our stores for the last five fiscal years:

	2010	2009	2008	2007	2006
Opened during fiscal year	2	-	2	2	-
Closed or sold during fiscal year	3	6	1	21	374
In operation at fiscal year-end	514	515	521	520	539
Year-end average supermarket square footage (in thousands)	46.9	46.8	46.7	46.8	46.3

Strategic Initiatives

Our core strategic initiatives focus on ensuring that our stores emphasize "fresh and local" neighborhood marketing in every neighborhood we serve. Our multi-year initiatives include store remodels, neighborhood merchandising and marketing, improving customer service and increasing sales of our corporate brand products.

Since the inception of the remodel initiative in fiscal 2007, we completed remodels of 230 locations, upgrading and enhancing close to half of our store base to bring "fresh and local" to these markets. We believe these remodels are important to improving our brand image, transaction count, sales and profitability. As we continually refine our remodel program for the remaining stores, we will be strategically selecting stores to enhance our remodel investment and continue to improve the shopping experience for our customers. The two brand new stores we opened during 2010 in Covington, Louisiana, and Margate, Florida, are considered benchmarks for our remodels and new stores in the future.

Merchandising

Substantially all of our stores offer grocery, meat, seafood, produce, deli, bakery, floral, health and beauty, and other general merchandise items. We had 401 pharmacies, 80 liquor stores and 5 fuel centers at our stores as of June 30, 2010.

We offer national brands as well as many of our own private-label products. These products are delivered from our distribution centers or directly to stores from manufacturers and wholesalers.

Competition

We face competition from both traditional grocery stores and non-traditional grocery retailers such as mass merchandisers, super-centers, warehouse club stores, dollar-discount stores, drug stores, convenience stores, and restaurants. We compete based on price, product quality, variety, location, service, convenience, and store condition. The number and type of competitors varies by location, as does our competitive position across our markets.

Suppliers and Raw Materials Sources

We receive the products sold in our stores from a number of sources. We are not dependent on a single or relatively few suppliers. We believe that the products we sell are available in sufficient quantities to meet customer demand adequately. As with any supermarket, many brands have high consumer recognition. Though we may be able to find alternate suppliers for a particular type of product, we would likely experience negative customer response if we were unable to supply a particular brand of product.

We are not dependent upon a single or relatively few suppliers for raw materials we use in our manufacturing operation.

Trademarks

We actively enforce and defend our rights related to our intellectual property portfolio. In addition to the Winn-Dixie trademark, we own approximately 80 other trademarks that are registered or pending as applications in the United States Patent and Trademark Office.

Seasonality

Due to the influx of winter residents to the Southeast, particularly Florida, and increased purchases of food items for the holidays that occur from November through April, our sales are typically higher during these months as compared to the rest of the year.

Working Capital

As of June 30, 2010, working capital was comprised of $901.8 million of current assets and $661.2 million of current liabilities. Normal operating fluctuations in these substantial balances can result in changes to cash flows from operating activities as presented in the Consolidated Statements of Cash Flows that are not necessarily indicative of long-term operating trends. There are no unusual industry practices or requirements related to working capital items.

Environmental Matters

We are subject to federal, state and local environmental laws that apply to store operations, property ownership and property development. We may be subject to certain environmental regulations regardless of whether we lease or own stores or land, or whether environmental conditions were created by the owner, a prior tenant or us. We believe that compliance with such laws and regulations has not had a material effect on our capital expenditures, operating results or competitive position.

Employees

As of June 30, 2010, we employed approximately 49,000 associates, of whom approximately 55% were employed on a part-time basis. None of our associates are covered by a collective bargaining agreement.

Additional Information

We are a Florida corporation, headquartered at 5050 Edgewood Court, Jacksonville, Florida 32254-3699. Our telephone number is 904-783-5000.

Our web site, www.winn-dixie.com, provides additional information about our Company. There you can obtain, free of charge, Annual Reports on Form 10-K, Quarterly Reports on

Form 10-Q, Current Reports on Form 8-K, proxy statements and all of our other filings with the SEC, including amendments thereto. You can also obtain copies of all of our recent press releases. Our web site also contains important information about our corporate governance practices, including our Code of Conduct, information on the members of our Board of Directors, our Governance Principles and our Board Committee Charters. The information on our web site is not part of and is not incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A: RISK FACTORS

Our business and strategic initiatives are subject to certain risks and uncertainties that could cause actual results to differ materially from expected results. Additional information concerning the risks and uncertainties listed below, and other factors that you may wish to consider, are contained elsewhere in our filings with the SEC.

We operate in a highly competitive industry and actions taken by our competitors can negatively impact our results of operations.

We face competition from both traditional grocery stores and non-traditional grocery retailers such as mass merchandisers, super-centers, warehouse club stores, dollar-discount stores, drug stores, convenience stores, and restaurants. Actions of our competitors can negatively impact our business, particularly competitor investments in their store base and increased competitor promotional activity. Over the past several years, we have experienced a significant number of competitor store openings in our operating regions.

Pricing is a significant driver of consumer choice in our industry and we regularly engage in price competition, particularly through our promotional programs. To the extent that our competitors lower prices, through increased promotional activity or otherwise, our ability to maintain gross profit margins and sales levels may be negatively impacted. Several of our primary competitors are larger than we are, have greater financial resources available to them and, therefore, may be able to devote greater resources to invest in pricing and promotional programs.

There can be no assurance that increased competitor activity will not negatively impact our business or that we will have sufficient resources to respond to competitor investments in their store base and pricing and promotional programs.

Failure to execute successfully our core strategic initiatives could adversely affect our financial condition and results of operations.

Our core strategic initiatives focus on ensuring that our stores emphasize "fresh and local" neighborhood marketing in every neighborhood we serve. These multi-year initiatives include store remodels, neighborhood merchandising and marketing, improving customer service and increasing sales of corporate brands. Successful execution of these initiatives requires a balance between sales growth and earnings growth.

Our sales per square foot are significantly less than that of our leading competitors. Because many operating costs -- such as rent, utilities and minimum labor staffing levels -- are largely fixed, low levels of sales productivity negatively impact profitability. Achieving levels of profitability consistent with most of our industry peers will require us to increase our average sales per square foot, while maintaining or improving gross margin rates.

Our financial condition and results of operations could be adversely affected if we fail to successfully execute these core strategic initiatives or if our initiatives do not meet our customers' expectations.

Failure to achieve expected results from our store remodel initiative could adversely affect our financial condition and results of operations.

Our store remodel initiative is the cornerstone to the success of our multi-year turnaround plan. We believe the remodels are necessary to enhance our brand image and improve our merchandising mix, transaction count, sales and profitability.

We continually refine our remodel strategy using a market-by-market analysis, which considers such factors as the appropriate remodel scope and expected returns.

Stores in need of remodeling are at risk of sales erosion, particularly when they compete with newer or better-maintained competitor facilities. If the remodels do not stay within the time and financial budgets we have forecasted or do not achieve expected results, our future financial condition and results of operations could be materially adversely affected.

We expect that cash flows from operations and borrowing availability under our credit facility, will be sufficient to fund our existing operations and remodel initiative; however, in the event that our overall liquidity decreases, it may be necessary to limit our capital expenditures.

Adverse economic conditions could negatively affect our results of operations and financial condition.

The retail food industry is sensitive to changes in overall economic conditions that impact consumer spending and purchasing habits. General economic conditions in our market areas such as higher levels of unemployment, tightening of consumer credit, weakness in the housing market, energy and other inflation, and falling consumer confidence could reduce consumer spending, cause consumers to switch to a less expensive mix of products or trade down to discounters for grocery items, all of which has affected and could continue to affect our results of operations.

In addition, the current operating environment remains uncertain and factors such as inflation or deflation in product and operating costs, and extended duration or deterioration in current economic conditions could negatively impact our results of operations and financial condition.

Our Credit Agreement will expire in just over a year and we will need to refinance it and ensure appropriate liquidity for our business

Our primary sources of liquidity are our Credit Agreement, trade credit and cash flow from our operations. Our $725.0 million Credit Agreement matures in November 2011 and we will need to refinance it to provide liquidity for our business. We have had initial conversations regarding our refinancing of the Credit Agreement and, based on current conditions in the credit markets, we expect a new agreement will not be on the same terms and at the same level as the existing facility. To the extent this is the case, we will evaluate our liquidity needs and, to the extent we deem appropriate, review our business operations and capital structure to ensure appropriate liquidity. We may consider operating and capital expense reductions, asset sales or seeking additional capital through issuances of debt or equity securities. Any issuance of debt securities could result in increased interest expense and additional restrictive covenants; any issuance of equity securities could result in dilution of existing shareholders or in new equity securities having rights, preferences or privileges senior to those of existing holders of common stock. There can be no assurance that we will be able to obtain additional capital on acceptable terms or at all.

Failure to attract, train and retain qualified associates could adversely affect our ability to carry out strategic initiatives and ultimately impact our financial performance.

The retail food industry is labor intensive. Our ability to meet our labor needs, while controlling wage and labor related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force of the markets in which we are located, unemployment levels within those markets, unionization of the available work force, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation.

We must identify and develop talent to ensure that we can execute our strategic initiatives, which include store remodel, neighborhood marketing, improving customer service and increasing sales of corporate brands. Failure to do so could adversely affect our results of operations.

Increased operating costs due to changes in laws and other regulations affecting our industry could adversely affect our results of operations.

We are subject to numerous federal, state and local laws and regulations such as those affecting food manufacturing, food and drug distribution and retailing, labor and environmental practices, accounting standards and taxation requirements.

Recent political trends related to healthcare reform, environmental regulation and increased potential for regulation favoring organized labor create uncertainty about the probability and impact of future regulatory changes. In addition, new mandates, fees and taxes and stricter regulatory oversight can significantly impact operations and compliance costs.

Any changes in these laws or regulations could significantly increase our operating costs and adversely affect our results of operations.

Food safety issues could negatively impact our brand image and results of operations.

We could be adversely affected if consumers lose confidence in the safety and quality of certain food or drug products, even if the basis for the concern is out of our control. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions. The real or perceived sale of contaminated food or drug products by us could result in product liability claims and a loss of consumer confidence, which could adversely affect our results of operations.

Disruptions or compromises in our information technology systems could adversely affect our business operations, our reputation with our customers and our results of operations.

We are dependent on large, complex information technology systems for many of our core business processes. Any disruptions in these systems due to security breaches, internal failures of technology, severe damage to the data center or large scale external interruptions in technology infrastructure could adversely affect our results of operations.

As with most retailers, we receive certain personal information about our customers. A compromise of our security systems that results in customer personal information being obtained by unauthorized persons could require that we expend significant additional resources related to our information security systems. Such a security breach could also adversely affect our reputation with our customers could result in litigation against us or the imposition of penalties and could adversely affect our results of operations.

The concentration of our locations in the southeast increases our vulnerability to severe storm damage, which could adversely affect our results of operations.

Our operations are concentrated in Florida and in other states along the Gulf of Mexico and the Atlantic Ocean, which increases the likelihood of being negatively affected by hurricanes and windstorm activity. Specific risks that we face include the following:

- while we have placed generators in stores we believe are most likely to be impacted by hurricanes, we have not implemented a comprehensive program to place generators in every store;
- our ability to re-open stores that may close as a result of damage to the store and/or the operating area;
- our ability to continue to distribute products to stores;
- our ability to fund losses of inventory and other costs in advance of receipt of insurance payments; and
- our ability to collect on insurance coverage, which is subject to the solvency of our insurance carriers, their approval of our claims and the timing of claims processing and payment.

Variability in self-insurance liability estimates could significantly impact our results of operations.

We self-insure for workers' compensation, general liability, business interruptions, automobile liability, property losses and employee medical coverage up to a set retention level, beyond which we maintain excess insurance coverage. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. The variability is caused by factors external to us such as:

- historical claims experience;
- medical inflation;
- legislative changes to benefit levels;
- trends relating to jury verdicts; and
- claim settlement patterns

Any significant variation in these factors could cause a material change to our reserves for self-insurance liabilities as well as earnings.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

We are party to various litigation claims and legal proceedings, including personnel and employment issues, personal injury, and other claims and proceedings arising in the ordinary course of business. We evaluate these litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, if any, we establish reserves and/or disclose the relevant litigation claims or legal proceedings as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates, which could adversely affect our results of operations and financial condition.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 2: PROPERTIES

Our corporate headquarters are located in Jacksonville, Florida. Our stores are located in the southeastern United States, as further detailed in Item 1. We believe that all of our properties are in adequate condition for their intended use. We lease substantially all of our facilities. Each lease provides for a minimum annual rent, while certain store leases also require contingent rental payments if sales volumes exceed specified amounts.

The following table details the properties utilized in our operations as of June 30, 2010:

	Owned	Leased	Total
Retail Stores	8	506	514
Manufacturing Operations	-	1	1
Distribution Centers	1	5	6
Corporate Headquarters	-	1	1
Total	9	513	522

A more detailed description of our leasing arrangements appears in Item 8, Note 12.

ITEM 3: LEGAL PROCEEDINGS

See Note 15 to the Consolidated Financial Statements included in Item 8 of this Report for a discussion of legal proceedings.

ITEM 4: RESERVED

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Winn-Dixie's common stock is traded on NASDAQ under the symbol WINN. The number of holders of record of our common stock as of August 9, 2010, was 4,479. Approximately 92% of our outstanding common stock is held in "street name" by depositories or nominees on behalf of beneficial holders.

We did not pay dividends during fiscal 2010 or fiscal 2009. Under the terms of our Credit Agreement, we are restricted substantially from paying dividends.

We did not repurchase any of our equity securities during the fourth quarter of fiscal 2010.

The following table shows the quarterly high and low sales prices of the Company's common stock for fiscal 2009 and fiscal 2010:

		2010		2009	
		High	Low	High	Low
First Quarter	$	16.00	12.36	19.41	12.38
Second Quarter	$	15.08	9.80	16.24	10.09
Third Quarter	$	13.17	8.90	15.73	8.01
Fourth Quarter	$	13.90	9.60	15.72	9.24

The following table presents information about our common stock that may be issued under equity-based compensation plans as of June 30, 2010:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options warrants and rights (in thousands)	(b) Weighted-average exercise price of outstanding options, warrants and rights [1] ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (in thousands)
Equity compensation plans approved by shareholders	6,243	14.94	3,439
Equity compensation plans not approved by shareholders	-	-	-
Total	6,243	14.94	3,439

[1] The weighted average exercise price does not take into account 1.9 million shares issuable related to restricted stock units, which have no exercise price.

The following graph shows the cumulative total shareholder return for the Company's common stock during the period from November 22, 2006, to June 30, 2010. Five-year historical data is not presented because the Company's stock began trading on NASDAQ on November 22, 2006, following the Company's emergence from bankruptcy.

The graph also shows the cumulative returns of the Standard & Poor's 500 Index and a peer group of food retailers, comprised of: Supervalu Inc., The Kroger Co., Safeway Inc., and The Great Atlantic & Pacific Tea Company, Inc. The comparison assumes $100 was invested on November 22, 2006, in the Company's common stock and in each of the indices shown and assumes that all dividends paid were reinvested.


Comparison of Annual Cumulative Total Return
Assumes Initial Investment of $100
June 2010
Dollars
300.00
250.00
200.00
150.00
100.00
50.00
0.00

	11/22/2006	6/27/2007	6/25/2008	6/24/2009	6/30/2010
Winn-Dixie Stores Inc.	100.00	277.44	159.73	118.45	88.04
S&P 500 Index - Total Returns	100.00	108.33	96.98	67.92	79.33
Peer Group	100.00	123.60	115.01	76.36	70.31

Data and graph provided by Zacks Investment Research, Inc. Copyright© 2010, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved. Used with permission.

ITEM 6: SELECTED FINANCIAL DATA

Upon emergence from bankruptcy protection, we adopted the "fresh-start reporting" provisions of the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting for Entities Under the Bankruptcy Code" effective November 15, 2006, which was the end of our immediately preceding accounting period. Under fresh-start reporting, a new reporting entity was deemed to have been created, and all assets and liabilities were revalued to their fair values, which resulted in material adjustments to the historical carrying amount of reorganized assets and liabilities. Accordingly, our financial statements for periods prior to November 15, 2006, are not comparable to our financial statements for periods on or after November 15, 2006.

References to the "Successor" refer to Winn-Dixie on or after November 15, 2006, after application of fresh-start reporting. References to the "Predecessor" refer to Winn-Dixie prior to November 15, 2006. References such as the "Company," "we," "our" and "us" refer to Winn-Dixie Stores, Inc. and its consolidated subsidiaries, whether Predecessor and/or Successor, as appropriate.

We derived the financial data below from our audited Consolidated Financial Statements included in Item 8 of this report and from our previously issued audited consolidated financial statements. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, included in Item 7 and Item 8, respectively, of this report.

In millions, except per share data		Successor				Predecessor	
		Fiscal			32 weeks ended June 27, 2007	20 weeks ended Nov. 15, 2006	Fiscal
		2010 [1]	2009	2008			2006
Results of continuing operations:							
Net sales	$	7,248	7,367	7,281	4,524	2,677	7,133
Gross profit	$	2,066	2,098	1,984	1,229	707	1,851
Operating and administrative expenses	$	2,031	2,035	1,960	1,188	776	1,991
Income (loss) before reorganization items and income taxes	$	25	76	26	45	(97)	(159)
Reorganization items, net gain	$	-	-	-	-	(334)	(251)
Income from continuing operations	$	29	40	13	28	252	102
Net income per share from continuing operations:							
Basic	$	0.53	0.73	0.24	0.53	1.78	0.72
Diluted	$	0.52	0.73	0.24	0.53	1.78	0.72
Financial data as of fiscal period end:							
Capital expenditures	$	189	223	229	69	24	31
Working capital [2]	$	241	295	314	441	433	421
Total assets	$	1,838	1,815	1,776	1,699	1,719	1,608
Liabilities subject to compromise	$	-	-	-	-	-	1,118
Capital lease obligations - long term	$	20	24	18	19	9	5
Shareholders' equity (deficit)	$	924	879	826	797	759	(282)

1 Fiscal 2010 was comprised of 53 weeks.

2 For fiscal 2006, working capital excluded liabilities subject to compromise.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements and statements of our business strategies, all of which are subject to certain risks. Item 7 should be read in conjunction with the information contained in "Forward-Looking Statements" at the beginning of this report and with the Consolidated Financial Statements and Notes thereto included in Item 8. When multiple factors are provided as the explanation for business results, we quantify the approximate effect of each factor to the extent that it is practical for us to do so. References such as the "Company," "we," "our" and "us" refer to Winn-Dixie Stores, Inc., and its consolidated subsidiaries.

OVERVIEW

Summary

During fiscal 2010, we focused on maintaining profitability in a challenging economic environment through disciplined promotional practices, expense control and execution of our core strategic initiatives including our store remodel program. We believe our competition sharpened their focus on promotional programs during the second half of fiscal 2010 and we were cautious in our response in order to avoid unprofitable sales. As a result, we experienced a substantial deterioration in our identical store sales during the fourth quarter of fiscal 2010. Our identical store sales for fiscal 2010, challenged by the competitive and economic environment, decreased 2.9% as compared to fiscal 2009. Basket size decreased 0.6% and transaction count decreased 2.3%, compared to fiscal 2009. Gross margin for fiscal 2010 was 28.5%, unchanged from the prior fiscal year due to margin pressure offset by a benefit from LIFO. Operating and administrative expenses decreased due to certain reductions from an overall focus on cost controls partially offset by an extra week in fiscal 2010.

In April, a drilling platform exploded in the Gulf of Mexico resulting in a sizable oil spill that affected portions of the Gulf Coast from Texas to Florida. Although it is impossible at this time to determine the long-term impacts of the spill, it has had negative impacts on fishing, tourism and shipping industries. We have stores in the Gulf Coast region, on the west coast of Florida and in the Florida Keys. A decrease in tourism in these areas has had a negative impact on our sales in these locations and may continue until the end of the summer tourism season.

As we announced in July, in order to lower our cost structure, improve efficiency, and build the right foundation for our business now and in the future, we have reviewed both our retail operations and support structure and have decided to exit 30 non-remodeled, underperforming stores. In addition, we will also eliminate approximately 120 positions in our corporate and field support staff. The store closures and position eliminations are expected to be completed by the end of the first quarter of fiscal 2011.

RESULTS OF OPERATIONS

Fiscal year ended June 30, 2010 ("fiscal 2010"), comprised of 53 weeks, as compared to fiscal year ended June 24, 2009 ("fiscal 2009"), comprised of 52 weeks

Net Sales. Net sales for the 53 weeks ended June 30, 2010, was $7.2 billion, a decrease of $119.2 million, or 1.6%, as compared to the 52 weeks ended June 24, 2009. Net sales related primarily to grocery and supermarket items. In aggregate, pharmacy, fuel and floral department sales comprised approximately 10% of net sales in both fiscal 2010 and fiscal 2009. The decrease in our net sales was a result of the loss of sales from six stores we closed in fiscal 2009 and a decrease in our identical store sales, offset by sales from two new stores and an extra week in fiscal 2010.

We define identical store sales as sales from continuing operations stores, including stores that we remodeled or enlarged during the year and excluding stores that opened or closed during the year. Identical store sales comparisons were measured on a 52-week basis while the total sales comparison was based on 53 weeks in fiscal 2010 and 52 weeks in fiscal 2009. Identical store sales decreased 2.9% for fiscal 2010 as compared to fiscal 2009.

The decrease in our identical store sales for fiscal 2010 as compared to fiscal 2009 was the result of a decrease in basket size (average sales per customer visit on identical store sales) of 0.6% and a decrease in transaction count (number of customer visits on identical store sales) of 2.3%.

Identical store sales were impacted negatively by factors including, but not limited to, competitive activity and other general market factors, non-recurring storm-related sales occurring in the prior year, which impacted negatively identical store sales by 40 basis points, and the continued mix shift from brand name pharmaceutical products to generics, which negatively impacted identical store sales by 50 basis points, partially offset by sales increases related to remodeled stores.

During fiscal 2010, inflation had an insignificant impact on the decrease in identical store sales as compared to fiscal 2009, whereas inflation was the largest contributor to the increase in fiscal 2009 identical store sales as compared to fiscal 2008. This change in trend resulted from deflation in certain categories and low inflation in others experienced in fiscal 2010 as compared to fiscal 2009.

Gross Profit on Sales. Gross profit on sales for the 53 weeks ended June 30, 2010, was $2.1 billion, a decrease of $32.1 million as compared to the 52 weeks ended June 24, 2009. As a percentage of net sales, gross margin was 28.5% for fiscal 2010 and fiscal 2009.

Gross margin was unchanged in fiscal 2010 as compared to fiscal 2009. While gross margin was impacted negatively from pricing and promotional programs (30 basis points), it was impacted positively by the small LIFO benefit recognized in fiscal 2010 compared to a charge in the prior year (20 basis points) and other items (10 basis points).

Operating and Administrative Expenses. Operating and administrative expenses were $2.0 billion for the 53 weeks ended June 30, 2010, a decrease of $3.3 million as compared to the 52 weeks ended June 24, 2009. As a percentage of net sales, operating and administrative expenses were 28.0% and 27.6% for fiscal 2010 and fiscal 2009, respectively.

The table below details the changes in operating and administrative expenses for fiscal 2010 as compared to fiscal 2009 (in millions):

(Decrease) increase in:		
Utilities, primarily related to lower rates	$	(5.9)
Payroll and payroll-related expenses		8.2
Hurricanes and tropical storm-related expenses		(2.6)
Other, net		(3.0)
	$	(3.3)

Although overall operating and administrative expenses were lower in fiscal 2010, certain expenses were higher in fiscal 2010 as compared to fiscal 2009 due to the additional week included in fiscal 2010.

Gain on Insurance Settlement. We incurred losses and damage due to hurricanes in fiscal 2006, particularly in the New Orleans and coastal Mississippi areas due to Hurricane Katrina. During fiscal 2009, we reached a final settlement with our insurers related to our claim resulting from these hurricanes. Final payments on this claim totaling approximately $25.0 million received during fiscal 2009 exceeded the insurance receivable. Accordingly, we recorded a gain of $22.4 million in the consolidated statements of operations during fiscal 2009. There were no material gains on insurance settlements in fiscal 2010.

Impairment Charges. Impairment charges of $5.7 million and $5.5 million were recorded in fiscal 2010 and fiscal 2009, respectively. See Item 8, Note 6 for further discussion of impairment charges.

Interest Expense, net. Interest expense is primarily interest on long-term and short-term debt and capital leases, offset by interest income. Interest expense, net was $4.7 million and $5.0 million for fiscal 2010 and fiscal 2009, respectively.

The decrease in interest expense, net was primarily related to lower interest expense offset by lower interest income during fiscal 2010, as compared to fiscal 2009. Interest income was $0.3 million and $2.1 million for fiscal 2010 and fiscal 2009, respectively. See Item 8, Note 9 for further description of interest expense, net.

Income Taxes. Income tax benefit for fiscal 2010 was $4.3 million, which resulted in an effective tax rate benefit of 17.5%. The rate reflected our ability to carry back certain net operating losses while maintaining a full valuation allowance and recording certain refundable credits and the benefit of a reduction of uncertain tax positions. Income tax expense for fiscal 2009 was $35.9 million. The income tax expense will not result in significant cash payments due to the availability of net operating loss (NOL) carryforwards, as further described below. The effective tax rate for fiscal 2009 was an expense of 47.4%, which differs from statutory rates due primarily to permanent items and the impact of an adjustment due to the finalization of the prior year tax return.

We maintain a full valuation allowance against substantially all of our net deferred tax assets. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.

As of June 30, 2010, we had $643.6 million of NOL carryforwards for federal income tax purposes that will begin to expire in fiscal 2025 and NOL carryforwards for state income tax purposes of $850.2 million that will begin to expire in fiscal 2019. In addition, we had tax credit carryforwards of $38.0 million for federal income tax purposes, which will begin to expire in fiscal 2023.

As of June 25, 2009, we adopted Accounting Standards Codification Topic 805, "Business Combinations," whereby increases or decreases in the valuation allowance for deferred tax assets increase or decrease tax expense. Prior to the adoption, decreases in the valuation allowance for deferred tax assets that existed at the time of emergence from bankruptcy did not decrease income tax expense but instead reduced intangible assets.

As of June 30, 2010, we had $7.6 million of unrecognized tax benefits; if recognized, none of this amount would change our effective income tax rate. We do not anticipate that we will record any significant change in the unrecognized tax benefit during fiscal 2011.

Generally, the statute of limitations remains open for our federal and state income tax returns for our fiscal 2008 through 2010 tax years.

Subsequent Event. On July 27, 2010, we announced that we would close 30 non-remodeled, underperforming stores, will consolidate our four operating regions into three and reduce workforce at the field and corporate support levels. We subsequently obtained bank approval to close the 30 stores and sell the associated inventory and equipment. These actions are expected to be completed by the end of the first quarter of fiscal 2011.

Net sales related to the 30 stores to be closed totaled $266.0 million in fiscal 2010. As of June 30, 2010, the net book value of assets related to these stores totaled $8.2 million, primarily consisting of equipment and favorable leases. The operating results for the closed stores and the store closing costs will be reclassified to discontinued operations in the first quarter of fiscal 2011. The store closing costs are expected to total approximately $35 to $50 million including lease termination costs of $30 to $45 million and other charges, including severance, of approximately $5 million. In addition, we expect proceeds from asset sales including pharmacy prescription files to be approximately $10 million.

Fiscal year ended June 24, 2009 ("fiscal 2009"), as compared to fiscal year ended June 25, 2008 ("fiscal 2008")

Net Sales. Net sales were $7.4 billion for fiscal 2009, an increase of $85.5 million, or 1.2%, as compared to fiscal 2008. Net sales primarily related to grocery and supermarket items. In aggregate, pharmacy, fuel and floral department sales comprised approximately 10% of net sales in both fiscal 2009 and fiscal 2008.

We define identical store sales as sales from continuing operations stores, including stores that we remodeled or enlarged during the year and excluding stores that opened or closed during the year. During fiscal 2009, we closed six stores, which were at or near the end of their respective leases. Identical store sales increased 1.2% for fiscal 2009 as compared to fiscal 2008.

The increase in our identical store sales for fiscal 2009 as compared to fiscal 2008 was the result of an increase in basket size of 2.4%, offset by a decrease in transaction count of 1.2%.

We believe food price inflation was the largest contributor to the increase in our basket size and our identical store sales increase. Other factors that impacted our identical store sales included, but were not limited to, competitive activity and other general market factors; sales increases related to remodeled stores and in areas impacted by hurricanes and a tropical storm; and a sales mix shift from brand name pharmaceutical products to generic.

The percentage of generic pharmaceutical products sold versus branded products was higher than in the prior fiscal year, resulting in a negative impact on identical sales of approximately 80 basis points.

During the 12 weeks ended September 17, 2008, Hurricanes Gustav and Ike and Tropical Storm Fay impacted many of our stores in our operating area. We experienced a sales lift from these storms from pre-storm purchases, reopening stores before certain competitors, and increased sales from federal food assistance. This increase was partially offset by sales losses during temporary closure resulting in a positive impact on identical sales of approximately 40 basis points for fiscal 2009.

Gross Profit on Sales. Gross profit on sales increased $114.9 million for fiscal 2009 as compared to fiscal 2008. As a percentage of net sales, gross margin was 28.5% and 27.2% for fiscal 2009 and fiscal 2008, respectively.

The gross margin improvement of approximately 130 basis points in fiscal 2009 as compared to fiscal 2008 was attributable primarily to product mix changes (100 basis points), lower warehouse and transportation costs and other items, due primarily to fuel cost decreases (20 basis points), and a decrease in the LIFO charge (10 basis points).

Product mix changes resulted from higher percentages of sales of items such as corporate brand products and perishables.

Operating and Administrative Expenses. Operating and administrative expenses increased $75.0 million for fiscal 2009 as compared to fiscal 2008. As a percentage of net sales, operating and administrative expenses were 27.6% and 26.9% for fiscal 2009 and fiscal 2008, respectively

The table below details the increases in operating and administrative expenses for fiscal 2009 as compared to fiscal 2008 (in millions):

Decrease in benefit from self-insurance reserves reduction	$	10.7
Increase in:		
Salaries, primarily related to retail labor		30.8
Depreciation and amortization, primarily related to store remodeling program		15.9
Utilities, primarily related to higher rates		13.1
Hurricanes and tropical storm-related expenses		2.7
Other, net		1.8
	$	75.0

Impairment Charges. Impairment charges of $5.5 million and $1.0 million were recorded in fiscal 2009 and fiscal 2008, respectively. See Item 8, Note 6 for further discussion of impairment charges.

Interest Expense (Income), net. Interest expense is primarily interest on long-term and short-term debt and capital leases, offset by interest income. For fiscal 2009, interest expense, net, was $5.0 million, as compared to interest income, net, of $3.1 million for fiscal 2008.

The increase in interest expense (income), net was primarily related to lower investment returns due to less invested cash and lower rates of return during fiscal 2009, as compared to fiscal 2008. Interest income was $2.1 million and $8.7 million for fiscal 2009 and fiscal 2008, respectively. See Item 8, Note 9 for further description of interest expense (income), net.

Income Taxes. Income tax expense for fiscal 2009 and fiscal 2008 was $35.9 million and $13.2 million, respectively. The effective tax rate for fiscal 2009 and fiscal 2008 was an expense of 47.4% and 50.8%, respectively, which differs from statutory rates due primarily to permanent items and the impact of our prior year tax return to provision adjustment recorded in each of the second quarters of fiscal 2009 and fiscal 2008, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Summary

As of June 30, 2010, we had $649.7 million of liquidity, comprised of $497.4 million of borrowing availability under the Credit Agreement and $152.3 million of cash and cash equivalents. We believe that we have sufficient liquidity through borrowing availability, available cash and cash flows from operating activities to fund our cash requirements for existing operations and capital expenditures through fiscal 2011. Based on anticipated cash flow from operations and borrowing availability, we believe that we will have sufficient resources beyond fiscal 2011 to operate our business and fund our capital expenditures. Expected borrowing availability beyond the maturity date of our credit agreement in November 2011 is subject to the expectation of the availability of financing alternatives at a reasonable cost.

Credit Agreement

On November 21, 2006, Winn-Dixie Stores, Inc., and certain of our subsidiaries entered into an Amended and Restated Credit Agreement ("Credit Agreement"). The Credit Agreement, which is to be used for working capital and general corporate purposes, provides for a $725.0 million senior secured revolving credit facility, of which a maximum of $300.0 million may be utilized for letters of credit. The Credit Agreement matures November 21, 2011, at which time all amounts then outstanding under the agreement will be due and payable. At our request, under certain conditions the facility may be increased by up to $100.0 million. Obligations under the Credit Agreement are guaranteed by substantially all of our subsidiaries and are secured by senior liens on substantially all of our assets. Debt issuance costs of $9.2 million are being amortized over the term of the Credit Agreement. The Credit Agreement contains certain covenants, including an EBITDA financial covenant, which is tested only when Excess Availability falls below $75.0 million. This Form 10-K contains only a general description of the terms of the Credit Agreement and is qualified in its entirety by reference to the full Credit Agreement (filed as Exhibit 10.1 to the Form 8-K filed on November 28, 2006) and Amendment 1 to the Credit Agreement (filed as Exhibit 10.1 to the Form 8-K filed on September 5, 2008). The following capitalized terms have specific meanings as defined in the Credit Agreement: Agent, Borrowing Base, Capital Expenditures, EBITDA, Excess Availability and Reserves.

We had no material borrowings on the Credit Agreement, other than fees charged by the lender, during fiscal 2010. As of June 30, 2010, no amount was outstanding.

Borrowing availability was $497.4 million as of June 30, 2010, as summarized below (in thousands):

		June 30, 2010
Lesser of Borrowing Base or Credit Agreement capacity [1]	$	547,437
Outstanding borrowings		-
Excess Availability		547,437
Limitation on Excess Availability [2]		(50,000)
Borrowing availability	$	497,437

[1] Net of Reserves of $168.1 million, including $148.2 million related to outstanding letters of credit.

[2] Assumes the Credit Agreement's EBITDA covenant is met or is not being tested.

As shown above, availability under the Credit Agreement is determined net of Reserves, which are subject to revision by the Agent to reflect events or circumstances that adversely affect the value of the Borrowing Base assets. Accordingly, a determination by the Agent to increase Reserves would reduce availability.

Letters of credit are considered reserves against the borrowing availability. As of June 30, 2010, letters of credit totaling $148.2 million were issued under the Credit Agreement. Outstanding letters of credit relate primarily to insurance programs including workers' compensation programs.

Historical Cash Flow Data

The table below presents certain Consolidated Statements of Cash Flows data for fiscal 2010, fiscal 2009 and fiscal 2008 (in thousands):

		Fiscal 2010	Fiscal 2009	Fiscal 2008
Cash provided by (used in):				
Operating activities	$	172,019	199,556	208,670
Investing activities		(187,744)	(196,269)	(207,865)
Financing activities		(14,771)	(21,739)	(1,476)

Operating Activities. Net cash provided by operating activities was $172.0 million, $199.6 million, and $208.7 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively, due primarily to operating cash flows and working capital changes primarily from working capital initiatives focused on improving vendor payment terms, inventory reduction and account receivable collections. In addition, in fiscal 2009 and fiscal 2008, we collected insurance proceeds and income tax refunds, neither of which occurred in fiscal 2010. In fiscal 2009, we collected $28.9 million of proceeds from insurance claims of which $11.3 million related to operating activities and $17.6 million related to property and equipment and is classified as an investing activity. In fiscal 2008, we collected $20.1 million of proceeds from insurance claims and collected $15.2 million of income tax refunds.

Investing Activities. For fiscal 2010, fiscal 2009, and fiscal 2008, cash used in investing activities of $187.7 million, $196.3 million, and $207.9 million, respectively, related primarily to expenditures for our store-remodeling program. In addition, in fiscal 2009 and fiscal 2008, we collected insurance proceeds and sold manufacturing facilities, neither of which occurred in fiscal 2010. In fiscal 2009, we collected $17.6 million of proceeds from insurance claims related to investing activities. In fiscal 2008, we received $15.8 million as proceeds from the sale of two dairy operations.

Financing Activities. For fiscal 2010, fiscal 2009, and fiscal 2008, net cash used in financing activities related primarily to payments on capital leases of $11.4 million, $9.1 million and $7.8 million, respectively. For fiscal 2010, fiscal 2009, and fiscal 2008, net cash used in financing activities was also impacted by the change in our book overdraft position. For fiscal 2010 and fiscal 2009, we had decreases in book overdrafts of $3.5 million and $12.6 million, respectively. In fiscal 2008, we had an increase in book overdrafts of $6.1 million.

Capital Expenditures. In fiscal 2011, we expect capital expenditures to total approximately $158 million, of which approximately $80 million is for our store-remodeling program. We anticipate spending approximately $78 million on other capital expenditures, including retail store maintenance, information technology, new stores, and other projects.

OUTLOOK AND TRENDS

We recognize the need to adjust our business model to meet the changing needs and expectations of our customers. As a consideration, we assess the trends present in the markets in which we compete. Generally, it is difficult to predict if a trend will continue for a period of time and it is possible that new trends will develop which will affect an existing trend. We believe the following economic and/or industry trends are likely to continue for at least the next fiscal year:

- New competitive store openings will continue in our markets including traditional grocery stores, supercenters, drug stores and dollar-discount stores.
- Consumer spending behavior will continue to be impacted by the general economic environment.
- Pricing will continue to be a significant driver of consumer choice in the industry.
- The percentage of generic pharmaceuticals sales to branded pharmaceuticals is expected to continue to increase.

We expect to continue to focus on building customer loyalty and growing profitable sales over the long term. In addition, we believe the following plans and business specific trends will have an impact on our business during fiscal 2011.

- We will continue our store remodeling program with plans to enhance our remodel investment in strategically selected stores and use the two brand new stores opened in fiscal 2010 as the benchmark for remodels and new stores. We expect to spend approximately $80 million in fiscal 2011 on store remodels.
- We will continue to focus on merchandising and marketing initiatives that emphasize "fresh and local" neighborhood marketing.
- We will continue to focus on customer service initiatives.
- We will continue to focus on cost management.
- We will continue to focus on balancing our pricing and margin decisions to drive profitable sales.
- We will continue our business focus on our corporate brand products.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We assume various financial obligations and commitments in the normal course of our operating and financing activities. Contractual obligations represent known future cash payments that we will be required to make under existing arrangements, such as debt and lease agreements. The table below presents the scheduled payments due under our contractual obligations as of June 30, 2010:

Contractual Obligations		**Payment due by period**				
(in millions)		**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-term debt [1]	$	-	-	-	-	-
Capital leases		34.5	11.2	15.3	6.0	2.0
Operating leases		1,425.8	209.2	369.3	306.5	540.8
Purchase obligations [2]		162.0	138.9	14.0	9.1	-
Retirement plans [3]		12.9	1.5	2.7	2.4	6.3
Other		28.1	16.3	7.2	1.0	3.6
Total	$	1,663.3	377.1	408.5	325.0	552.7

[1] Excludes: $148.2 million of letters of credit outstanding under the Credit Agreement; and Borrowing Availability of $497.4 million.

[2] We enter into supply contracts to purchase products for resale in the ordinary course of business. These contracts may include specific merchandising obligations related to the products and, if so, typically include either a volume commitment or a fixed expiration date; pricing terms based on the vendor's published list price; termination provisions; and other standard contractual considerations. Contracts that are cancelable within 60 days are excluded. Contracts that are either non-cancelable or are less specific as to our obligations upon cancellation are included above. When applicable, we used anticipated purchase volumes to allocate the purchase obligation to the indicated periods. The amounts above include open purchase orders of $118.0 million.

[3] Payments for retiree plans are based on actuarial projections related to our post-retirement benefits.

IMPACT OF INFLATION

Inflation impacts our operating costs including, but not limited to, cost of goods and supplies, utilities, occupancy costs, and labor expenses. We typically seek to mitigate these effects by passing along inflationary increases in costs through increases in the selling prices of our products. To the extent we pass through cost increases in the form of higher selling prices, our sales are positively impacted. If we are unable to pass through cost increases, we may experience pressure on our gross margins. We also seek to mitigate cost inflation through strategically managing pricing and promotions, lowering overhead costs, and/or by increasing productivity.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities. We believe that the policies below are our critical accounting policies, as they are most important to the portrayal of our financial condition and results, and require management's most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of inherently uncertain matters.

Long-lived assets. We review our long-lived assets, such as property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, we compare the carrying amount of the asset to our best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this comparison indicates that there is impairment, we record an impairment loss for the excess of net book value over the fair value of the impaired asset. We estimate the fair value based on the best information available, including prices for similar assets and the results of other valuation techniques.

Factors such as changes in economic conditions and changes in operating performance significantly affect our judgments and estimates related to the expected useful lives and cash flows of long-lived assets. Adverse changes in these factors could cause us to recognize a material impairment charge.

Intangible assets. We report intangible assets in accordance with ASC Topic 350, "Intangibles – Goodwill and Other," which requires that an intangible asset with indefinite useful economic life not be amortized, but instead be separately tested for impairment at least annually using a fair-value approach. Intangible assets subject to amortization are reviewed for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable. The evaluation of possible impairment of intangible assets is affected by factors such as changes in economic conditions and changes in operating performance. These factors could cause us to recognize a material impairment charge as we assess the ongoing expected cash flows and carrying amounts of intangible assets.

Self-insurance. We self-insure for certain insurable risks, primarily workers' compensation, business interruptions, general liability, automobile liability and property losses, as well as employee medical benefits. We obtain insurance coverage for catastrophic property and casualty exposures, as well as risks that require insurance by law or contract. We estimate the liabilities related to self-insured programs with the assistance of an independent actuary. The accounting estimates for self-insurance liabilities include both known and incurred but not reported insurance claims and reflect certain actuarial assumptions and management judgments regarding claim reporting and settlement patterns, judicial decisions, legislation, economic conditions and the effect of our Chapter 11 filings. Unanticipated changes in these factors may materially affect our results of operations and financial position.

Income taxes. We recognize deferred tax assets and liabilities for estimated future tax consequences that are attributable to differences between the financial statement bases of assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using the enacted tax rates for the year in which we expect those temporary differences to be recovered or settled. We adjust the valuation allowance against our net deferred tax assets based on our assessment of the likelihood of realization of such assets in the future; such adjustments may be material. Although we believe that the estimates and judgments used to prepare our various tax returns are reasonable and appropriate, such returns are subject to audit by the respective tax authorities.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At June 30, 2010, we had no derivative instruments that increased our exposure to market risks for interest rates, foreign currency rates, commodity prices or other market price risks. We do not use derivatives for speculative purposes. Our exposure to market risks results primarily from changes in interest rates, principally with respect to our Credit Agreement, which is a variable rate financing agreement. However, as of June 30, 2010, we had no amount outstanding under the Credit Agreement. We currently do not use swaps or other interest rate protection agreements to hedge this risk.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, SUPPORTING SCHEDULES AND SUPPLEMENTARY DATA

All other schedules are omitted either because they are not applicable or because information required therein is shown in the Consolidated Financial Statements or Notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Winn-Dixie Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Winn-Dixie Stores, Inc. and subsidiaries as of June 30, 2010 and June 24, 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winn-Dixie Stores, Inc. and subsidiaries as of June 30, 2010 and June 24, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respect, the information set forth therein.

As discussed in notes 7 and 16 to the consolidated financial statements, the Company adopted the provisions of ASC Topic 805, "Business Combinations", as of June 25, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Winn-Dixie Stores, Inc.'s internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 30, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP
August 30, 2010
Jacksonville, Florida
Certified Public Accountants

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WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended June 30, 2010, June 24, 2009, and June 25, 2008

Amounts in thousands except per share data	2010*	2009	2008
Net sales	$ 7,247,804	7,366,965	7,281,449
Cost of sales, including warehouse and delivery expenses	5,181,512	5,268,549	5,297,898
Gross profit on sales	2,066,292	2,098,416	1,983,551
Operating and administrative expenses	2,031,367	2,034,623	1,959,582
Gain on insurance settlement	-	(22,430)	-
Impairment charges	5,684	5,536	1,002
Operating income	29,241	80,687	22,967
Interest expense (income), net	4,650	4,978	(3,063)
Income before income tax	24,591	75,709	26,030
Income tax (benefit) expense	(4,306)	35,920	13,218
Net income	$ 28,897	39,789	12,812
Basic earnings per share	$ 0.53	0.73	0.24
Diluted earnings per share	$ 0.52	0.73	0.24
Weighted-average common shares outstanding-Basic	54,911	54,347	53,959
Weighted-average common shares outstanding-Diluted	55,196	54,583	54,306

**Fiscal year 2010 contains 53 weeks*

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Dollar amounts in thousands except share data		
ASSETS	**June 30, 2010**	**June 24, 2009**
Current assets:		
Cash and cash equivalents	$ 152,327	182,823
Trade and other receivables, less allowance for doubtful receivables of $3,730 ($3,946 at June 24, 2009)	63,356	73,466
Merchandise inventories, less LIFO reserve of $38,268 ($39,252 at June 24, 2009)	658,040	665,481
Prepaid expenses and other current assets	28,096	32,571
Total current assets	901,819	954,341
Property, plant and equipment, net	680,936	590,595
Intangible assets, net	211,281	226,849
Deferred tax assets, non-current	40,697	37,987
Other assets, net	3,334	5,277
Total assets	$ 1,838,067	1,815,049
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current obligations under capital leases	$ 9,397	10,888
Accounts payable	345,955	333,471
Reserve for self-insurance liabilities	73,661	71,744
Accrued wages and salaries	65,417	80,796
Deferred tax liabilities	48,667	45,792
Accrued expenses	118,094	116,514
Total current liabilities	661,191	659,205
Reserve for self-insurance liabilities	109,240	117,396
Unfavorable leases	99,049	110,936
Obligations under capital leases	20,075	24,378
Other liabilities	24,775	24,036
Total liabilities	914,330	935,951
Commitments and contingent liabilities (Notes 8, 12 and 15)		
Shareholders' equity:		
Common stock, $0.001 par value. Authorized 400,000,000 shares; 55,187,440 shares issued and 55,074,833 outstanding at June 30, 2010, and 54,582,067 shares issued and 54,483,540 outstanding at June 24, 2009.	55	54
Additional paid-in-capital	808,694	791,567
Retained earnings	109,963	81,066
Accumulated other comprehensive income	5,025	6,411
Total shareholders' equity	923,737	879,098
Total liabilities and shareholders' equity	$ 1,838,067	1,815,049

See accompanying notes to consolidated financial statements.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2010, June 24, 2009, and June 25, 2008

Amounts in thousands		2010*	2009	2008
Cash flows from operating activities:				
Net income	$	28,897	39,789	12,812
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		103,554	99,566	88,460
Deferred income taxes		165	35,920	13,218
Share-based compensation		16,984	15,469	13,468
Other, net		8,043	10,324	3,258
Gain on insurance settlement		-	(22,430)	-
Changes in operating assets and liabilities:				
Trade, insurance and other receivables		10,068	26,379	47,442
Merchandise inventories		7,441	(16,459)	(7,564)
Prepaid expenses and other current assets		4,474	9,528	(1,117)
Accounts payable and accrued expenses		(1,368)	6,695	58,818
Reserve for self-insurance liabilities		(6,239)	(5,225)	(20,125)
Net cash provided by operating activities		172,019	199,556	208,670
Cash flows from investing activities:				
Purchases of long-lived assets		(189,062)	(223,271)	(228,576)
Decrease in other assets, net		115	8,085	1,304
Sales of assets		1,203	1,316	16,031
Purchases of marketable securities		-	-	(72,090)
Sales of marketable securities		-	-	75,466
Proceeds from insurance		-	17,601	-
Net cash used in investing activities		(187,744)	(196,269)	(207,865)
Cash flows from financing activities:				
Gross borrowings on credit facilities		9,090	12,777	11,184
Gross payments on credit facilities		(9,090)	(12,835)	(11,140)
(Decrease) increase in book overdrafts		(3,522)	(12,623)	6,069
Principal payments on capital leases		(11,393)	(9,097)	(7,779)
Other, net		144	39	190
Net cash used in financing activities		(14,771)	(21,739)	(1,476)
Decrease in cash and cash equivalents		(30,496)	(18,452)	(671)
Cash and cash equivalents at beginning of year		182,823	201,275	201,946
Cash and cash equivalents at end of year	$	152,327	182,823	201,275

**Fiscal year 2010 contains 53 weeks*

See accompanying notes to consolidated financial statement.

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Amounts in thousands	Number of Common Shares		Par Value of Common Stock	Additional Paid-In-Capital	Retained Earnings	Accumulated Other Comprehensive Income		Total Shareholders' Equity
Balances as of June 27, 2007	53,901	$	54	762,401	28,465	6,021	$	796,941
Comprehensive income:								
Net income	-		-	-	12,812	-		12,812
Change in post-retirement benefit obligation*	-		-	-	-	2,226		2,226
Realized gain on marketable securities*	-		-	-	-	(10)		(10)
Total comprehensive income	-		-	-	12,812	2,216		15,028
Restricted stock units vested	169		-	-	-	-		-
Stock options exercised	11		-	190	-	-		190
Share-based compensation expense	-		-	13,468	-	-		13,468
Balances as of June 25, 2008	54,081	$	54	776,059	41,277	8,237	$	825,627
Comprehensive income:								
Net income	-		-	-	39,789	-		39,789
Change in post-retirement benefit obligation*	-		-	-	-	(1,826)		(1,826)
Total comprehensive income	-		-	-	39,789	(1,826)		37,963
Restricted stock units vested	399		-	-	-	-		-
Share-based compensation expense	-		-	15,469	-	-		15,469
Stock issued under Employee Stock Purchase Plan	4		-	39	-	-		39
Balances as of June 24, 2009	54,484	$	54	791,567	81,066	6,411	$	879,098
Comprehensive income:								
Net income	-		-	-	28,897	-		28,897
Change in post-retirement benefit obligation*	-		-	-	-	(1,386)		(1,386)
Total comprehensive income	-		-	-	28,897	(1,386)		27,511
Restricted stock units vested	592		-	-	-	-		-
Share-based compensation expense	-		-	16,984	-	-		16,984
Treasury activity	(14)		-	-	-	-		-
Stock issued under Employee Stock Purchase Plan	13		1	143	-	-		144
Balances as of June 30, 2010	55,075	$	55	808,694	109,963	5,025	$	923,737

** Net of tax of $0.*
See accompanying notes to consolidated financial statements.

Dollar amounts in thousands except per share data, unless otherwise stated

1. Summary of Significant Accounting Policies and Other Matters

The Company: As of June 30, 2010, Winn-Dixie Stores, Inc. (the "Company" or "Winn-Dixie") operated as a major food retailer in five states in the southeastern United States. The Company operated 514 retail stores, with 5 fuel centers and 80 liquor stores. In support of its stores, the Company operated six distribution centers and one manufacturing operation.

Fiscal Year: The fiscal year ends on the last Wednesday in June. Fiscal 2010 was comprised of 53 weeks ended June 30, 2010, and fiscal 2009 and fiscal 2008 were each comprised of 52 weeks ended June 24, 2009, and June 25, 2008, respectively.

Basis of Consolidation: The Consolidated Financial Statements include the accounts of Winn-Dixie Stores, Inc. and its subsidiaries, all of which are wholly owned and fully consolidated. Intercompany accounts and transactions are eliminated in consolidation.

Business Reporting Segments: The Company determined that its operations are within one reportable segment. Net sales primarily relate to grocery and supermarket items. In aggregate, sales of the pharmacy, fuel and floral departments comprised approximately 10% of retail sales for all periods reported in the Consolidated Financial Statements.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. The Company cannot determine future events and their effects with certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial calculations. The Company periodically reviews these significant factors and makes adjustments when appropriate. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents consist of highly liquid investments with an original maturity of 90 days or less when purchased. Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash includes in-transit amounts from debit, credit and electronic benefit transactions. Cash and cash equivalents consisted of United States government obligations money market funds of $142.5 million and cash in stores of $9.8 million as of June 30, 2010, and United States government obligations money market funds of $173.8 million and cash in stores of $9.0 million as of June 24, 2009. Book overdrafts of $9.3 million and $12.9 million were classified as accounts payable in the Consolidated Balance Sheets as of June 30, 2010, and June 24, 2009, respectively.

Trade and Other Receivables: Trade and other receivables primarily include amounts due from vendors related to vendor allowances and from third-party insurance companies for pharmacy billings.

Merchandise Inventories: Merchandise inventories are stated at the lower of cost or market. As of both June 30, 2010, and June 24, 2009, the dollar-value, link-chain last-in, first-out ("LIFO") method was used to determine the cost of approximately 85% of inventories, primarily non-perishable merchandise in stores and distribution centers. The LIFO reserve represents the amount of the excess of the replacement or current cost over the stated LIFO amount.

Manufacturing, pharmacy, produce and deli inventories are valued at the lower of first-in, first-out ("FIFO") cost or market. Elements of cost included in manufacturing inventories consist of material, direct labor and plant overhead.

The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the balance sheet date.

Property, Plant and Equipment: Property, plant and equipment is stated at historical cost less accumulated depreciation and amortization. Interest costs on construction projects are capitalized as part of the costs of the newly constructed facilities. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the related asset. Building depreciation is based on a life of forty years. Furniture, fixture and equipment depreciation is based on lives varying from five to ten years. Amortization of improvements to leased facilities is based on the term of the lease or the estimated useful life of the improvement, whichever is less.

Long-lived Assets: The Company periodically evaluates the period of depreciation or amortization for long-lived assets, which include property, plant and equipment and intangible assets with finite lives, to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. When such events occur, the Company compares the carrying amount of the asset to the Company's best estimate of the net undiscounted cash flows expected to result from the use and eventual disposition of the asset. If this comparison indicates that there is impairment, an impairment loss is recorded for the excess of net book value over the fair value of the impaired asset. Fair value is estimated based on the best information available, including prices for similar assets and the results of other valuation techniques.

Intangible Assets: Intangible assets primarily consist of favorable leases, pharmacy prescription files, software, liquor licenses, and the Company's trade name and trademark. Intangible assets related to favorable leases are amortized over the lesser of the remaining lease term, including renewal options, or seventeen years. Amortization of favorable leases is recognized as an increase in rent expense within operating and administrative expenses. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Intangible assets with indefinite lives are not amortized, but are instead reviewed for impairment annually in the fourth fiscal quarter or more frequently if events or circumstances indicate that the asset may be impaired.

Deferred Rent: The Company recognizes rent holidays, including the period that it has access to a property for construction of buildings or improvements, as well as construction allowances and escalating rent provisions, on a straight-line basis over the term of the lease.

Unfavorable Leases: Unfavorable leases are lease agreements with contract rates in excess of market value rates. Amortization is recognized on a straight-line basis over the lesser of the remaining lease term, including renewal options, or seventeen years. Amortization is recognized as a reduction in rent expense within operating and administrative expenses.

Income Taxes: The Company recognizes deferred tax assets and liabilities for estimated future tax consequences that are attributable to differences between the financial statement bases of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates for the year in which those temporary differences are expected to be recovered or settled. The Company adjusts the valuation allowance against its net deferred tax assets based upon its assessment of the likelihood of realization of such assets in the future; such adjustments may be material. Although the Company believes that the estimates and judgments used to prepare its various tax returns are reasonable and appropriate, such returns are subject to audit by the respective tax authorities.

The Company classifies interest expense related to income tax uncertainties as a component of interest expense. Any related penalties are included in operating and administrative expenses.

Self-Insurance: The Company self-insures for certain insurable risks, primarily workers' compensation, business interruptions, general liability, automobile liability, and property losses, as well as employee medical benefits. Insurance coverage is obtained for catastrophic property and casualty exposures, as well as risks that require insurance by law or contract. Liabilities are determined by management using information such as independent actuarial estimates, and include both a liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. When applicable, anticipated recoveries are recorded in the Consolidated Statements of Operations in the same lines in which the losses are recorded, and are based on management's best estimate of amounts due from insurance providers.

The Company's accruals for insurance reserves reflect certain actuarial assumptions and management judgments regarding claim reporting and settlement patterns, judicial decisions, legislation, economic conditions and the effect of the Chapter 11 filings. Unanticipated changes in these factors may materially affect the Consolidated Financial Statements.

Facility Opening and Closing Costs: The costs of both opening new facilities and closing existing facilities are charged to operations as incurred. The Company accrues for obligations related to closed facilities, at the cease-use date, based upon the present value of expected payments over the remaining lease terms, net of estimated sublease income, using a discount rate based on a credit-adjusted risk-free rate. Expected payments include lease payments, real estate taxes, common area maintenance charges and utility costs. Adjustments to closed facility liabilities primarily relate to changes in sublease income and changes in costs. All adjustments are recorded in the period in which the changes become known.

Revenue Recognition: The Company recognizes revenue at the time of sale for retail sales. In the Consolidated Statements of Operations, "net sales" are reported net of sales taxes and similar taxes.

Sales discounts may be offered to customers at the time of sale as part of the Company's Customer Reward Card program, as well as other promotional events. All sales discounts are recorded as a reduction of sales at the time of sale.

In addition, the Company periodically offers awards to customers in the form of sales discounts to be used on a future purchase, based on an accumulation of points as part of its Customer Reward Card program. The obligation related to the award of a future sales discount is recognized as a reduction of sales, based on a systematic and rational allocation of the cost of the award earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the award.

Cost of Sales: Cost of sales includes the cost of inventory sold during the period, net of discounts and vendor allowances; purchasing costs; transportation costs, including inbound freight and internal transfer costs; warehousing costs, including receiving and inspection costs; and other costs of the Company's distribution network.

Vendor Allowances: The Company receives allowances or rebates from certain vendors in the form of promotional allowances, quantity discounts, payments under merchandising agreements and other allowances that relate to new item introductions, slotting fees, placement of the vendors' products in premier locations within the stores, and temporary price reductions offered to customers. The allowances reduce cost of sales if the product has been sold, and reduce ending inventory if the product has not yet been sold.

Promotional allowances are recognized based on the terms of the underlying agreements, which require either specific performance or time-based merchandising of vendor products. Thus, the Company recognizes allowances when it meets the performance criteria or on the expiration of the agreement. Promotional allowances received in advance that are contractually refundable, in whole or in part, are deferred and reported in accounts payable and other liabilities until earned. Quantity discounts and payments under merchandising agreements are recognized when specified purchase or sales volume levels are achieved and are typically not received in advance. The amounts due the Company under such agreements are reported in trade and other receivables.

Advertising: The Company expenses the costs of advertising and promotions as incurred and, depending on the location, reports these costs in operating and

Dollar amounts in thousands except per share data, unless otherwise stated

administrative expenses. Advertising and promotional expense totaled $91.2 million, $95.5 million and $93.6 million, for 2010, 2009 and 2008, respectively.

Comprehensive Income: Comprehensive income differs from net income as shown on the Consolidated Statements of Operations due to changes in the post-retirement benefit obligation and unrealized changes in the fair values of marketable securities. These items are excluded from operations and are instead recorded to accumulated other comprehensive income, a component of shareholders' equity.

Share-Based Payments: The Company accounts for share-based compensation plans using the fair value method established by ASC Topic 718, "Compensation – Stock Compensation", ("Topic 718").

Reclassifications and Revisions: Certain prior year amounts have been reclassified to conform to the current year's presentation.

2. Earnings per Share

Basic earnings per common share is based on the weighted-average number of common shares outstanding for the periods presented. Diluted earnings per share is based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding on the assumed vesting and exercise of all common stock equivalents which include options and restricted stock units (collectively "CSEs"), subject to anti-dilution limitations.

For 2010, 2009 and 2008, the weighted-average number of common shares outstanding used in the calculation of diluted earnings per share included approximately 0.3 million, 0.2 million and 0.3 million CSEs, respectively. The calculations excluded approximately 3.4 million, 4.4 million and 1.3 million options for 2010, 2009 and 2008, respectively. Such options are considered anti-dilutive because the exercise prices of these options were greater than the average market price of the common shares during the reporting periods.

3. Inventory

The Company recognized LIFO (benefits) charges of $(1.0) million, $14.5 million and $19.6 million for 2010, 2009 and 2008, respectively. The LIFO charge for 2010, 2009 and 2008 was net of a benefit of $1.0 million, $3.5 million and $1.4 million, respectively, related to liquidation of LIFO layers.

Dollar amounts in thousands except per share data, unless otherwise stated

4. Property, Plant and Equipment

Property, plant and equipment consisted of:

		June 30, 2010	June 24, 2009
Land	$	11,480	11,480
Buildings		44,365	43,362
Furniture, fixtures and equipment		526,604	416,234
Improvements to leased facilities		258,816	211,221
Construction in progress		39,523	36,940
		880,788	719,237
Less: Accumulated depreciation		(228,134)	(161,586)
		652,654	557,651
Assets under capital leases, net of accumulated amortization of $21,645 ($13,100 in 2009)		28,282	32,944
Property, plant and equipment, net	$	680,936	590,595

Assets under capital leases are primarily transportation equipment.

5. Intangible Assets

	Weighted average remaining amortization period (years)		June 30, 2010		June 24, 2009	
			Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets						
Favorable leases	13	$	196,785	(43,467)	198,773	(32,019)
Pharmacy prescription files	3		19,942	(10,295)	19,950	(7,449)
Software	3		55,559	(32,819)	48,077	(25,350)
Total		$	272,286	(86,581)	266,800	(64,818)
Unamortized Intangible Assets						
Trade name and trademark		$	18,049		18,049	
Liquor licenses			7,527		6,818	
		$	25,576		24,867	
Estimated Amortization Expense						
Fiscal 2011		$	23,014			
Fiscal 2012			21,153			
Fiscal 2013			18,237			
Fiscal 2014			14,867			
Fiscal 2015			12,578			
Thereafter			95,856			
		$	185,705			

Amortization of intangible assets was $23.4 million and $29.1 million for 2010 and fiscal 2009, respectively. Amortization for favorable leases was $12.8 million and $15.8 million for 2010 and 2009, respectively. During 2009, the Company recognized

Dollar amounts in thousands except per share data, unless otherwise stated

tax attributes that existed as of November 15, 2006, and thereby reduced intangible assets by $44.3 million (See Note 16).

6. Impairment Charges

The Company periodically estimates the future cash flows expected to result from various long-lived assets and the residual values of such assets. In some cases, the Company concluded that the undiscounted cash flows were less than the carrying values of the related assets, resulting in impairment charges. Fair value estimates are based on assumptions the Company believes to be reasonable but are inherently uncertain, thus fall within level 3 of the fair value hierarchy. Fair value is determined using a discounted cash flow methodology, which for store assets considers the terminal value based on broker quotes.

Impairment charges related to long-lived assets and indefinite-lived intangible assets was $5.7 million, $5.5 million, and $1.0 million for 2010, 2009, and 2008, respectively.

7. Income Taxes

Income tax (benefit) expense consisted of:

	2010	2009	2008
Current			
Federal	$ (4,505)	-	-
State	34	-	-
	(4,471)	-	-
Deferred			
Federal	165	31,087	11,839
State	-	4,833	1,379
	165	35,920	13,218
Total	$ (4,306)	35,920	13,218

The following table reconciles the federal statutory income tax rate to the effective income tax rate for continuing operations:

	2010	2009	2008
Federal statutory income tax rate	35.00 %	35.00 %	35.00 %
State and local income taxes, net of federal income tax benefits	5.85	4.52	2.95
Tax credits	(0.86)	(0.29)	(0.98)
Effect of permanent differences related to bankruptcy	12.87	0.67	(2.72)
Valuation allowance	(75.54)	-	-
Prior year tax return to provision adjustment	-	1.32	3.94
Other, net	5.17	6.22	12.59
Effective tax rate	(17.51) %	47.44 %	50.78 %

Dollar amounts in thousands except per share data, unless otherwise stated

The Company maintains a full valuation allowance against substantially all of its net deferred tax assets. The valuation allowance will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the net deferred tax assets will be realized.

As of June 30, 2010, the Company had NOL carryforwards for federal income tax purposes of $643.6 million that will begin to expire in 2025, and NOL carryforwards for state income tax purposes of $850.2 million that will begin to expire in 2019. In addition, the Company had tax credit carryforwards of $38.0 million for federal income tax purposes, which will begin to expire in 2023.

As of June 25, 2009, the Company adopted Accounting Standards Codification Topic 805, "Business Combinations," whereby increases or decreases in the valuation allowance for deferred tax assets increase or decrease tax expense. Prior to the adoption decreases in the valuation allowance for deferred tax assets that existed at the time of emergence from bankruptcy did not decrease income tax expense and instead reduced intangible assets.

A reconciliation of the unrecognized tax benefits is as follows:

Balance as of June 27, 2007	$	8,280
Additions for tax positions of prior years		5,316
Reductions for tax positions of prior years		(6,021)
Balance as of June 25, 2008	$	7,575
Additions for tax positions of prior years		10,406
Reductions due to statute of limitations expiration		(1,297)
Reductions for tax positions of prior years		(4,312)
Balance as of June 24, 2009	$	12,372
Reductions due to statute of limitations expiration		(1,269)
Reductions for tax positions of prior years		(3,506)
Balance as of June 30, 2010	$	7,597

As of June 30, 2010, the Company had $7.6 million of unrecognized tax benefits; if recognized, none of this amount would change the effective income tax rate. The Company does not anticipate that it will record any significant change in the unrecognized tax benefit during 2011.

Generally, the statute of limitations remains open for the Company's federal and state income tax returns for its 2008 through 2010 tax years.

Dollar amounts in thousands except per share data, unless otherwise stated

Deferred tax assets and liabilities consisted of the following:

		June 30, 2010	June 24, 2009
Deferred tax assets:			
Insurance claims and self-insurance	$	68,114	70,743
Compensation		30,178	24,795
Property, plant and equipment		19,919	49,098
Unfavorable leases		38,134	42,710
Accrued rent		2,321	2,281
Retirement and benefits		7,838	6,724
State NOL carryforwards		29,757	28,273
Federal NOL carryforwards		225,242	180,873
Federal tax credits		37,967	34,533
Other, net		13,053	14,504
Total deferred tax assets		472,523	454,534
Less: Valuation allowance		(345,770)	(325,263)
Net deferred tax assets		126,753	129,271
Deferred tax liabilities:			
Merchandise inventories		(67,034)	(64,559)
Favorable leases		(59,719)	(64,712)
Intangible assets		(7,970)	(7,805)
Total deferred tax liabilities		(134,723)	(137,076)
Net deferred tax liabilities	$	(7,970)	(7,805)

8. Debt

Credit Agreement

On November 21, 2006, Winn-Dixie Stores, Inc. and certain of its subsidiaries entered into an Amended and Restated Credit Agreement ("Credit Agreement"). The Credit Agreement, to be used for working capital and general corporate purposes, provides for a $725.0 million senior secured revolving credit facility, of which a maximum of $300.0 million may be utilized for letters of credit. The Credit Agreement matures November 21, 2011, at which time all amounts then outstanding under the agreement will be due and payable. At the request of the Company, under certain conditions the facility may be increased by up to $100.0 million. Obligations under the Credit Agreement are guaranteed by substantially all of the Company's subsidiaries and are secured by senior liens on substantially all assets of the Company. Debt issuance costs of $9.2 million are being amortized over the term of the Credit Agreement. The Credit Agreement contains certain covenants, including an EBITDA financial covenant that is tested only when Excess Availability falls below $75.0 million. This Form 10-K contains only a general description of the terms of the Credit Agreement and is qualified in its entirety by reference to the full Credit Agreement (filed as Exhibit 10.1 to the Form 8-K filed on November 28, 2006) and Amendment 1 to the Credit Agreement (filed as Exhibit 10.1 to the Form 8-K filed on September 5, 2008). The

Dollar amounts in thousands except per share data, unless otherwise stated

following capitalized terms have specific meanings as defined in the Credit Agreement: Agent, Borrowing Base, Capital Expenditures, EBITDA, Excess Availability, and Reserves.

The Company had no material borrowings on the Credit Agreement, other than fees charged by the lender, during 2009 and 2010. As of June 30, 2010, no amount was outstanding.

At the Company's option, interest under the Credit Agreement is based on LIBOR or the bank's prime rate ("Prime"), plus an applicable margin that varies based on the level of Excess Availability under the Credit Agreement. As of June 30, 2010, the rates in effect for the first $50.0 million borrowed were LIBOR plus 3.75% or Prime plus 2.00%, at the Company's option. For amounts borrowed in excess of $50.0 million, the rates in effect as of June 30, 2010, were LIBOR plus 1.25% or Prime. Also in effect as of June 30, 2010, was a standby letter of credit fee of 1.25%. In addition, there is an unused line fee of 0.25%, a sub-facility letter of credit fee of 1.0%, and a letter of credit fronting fee of 0.25%.

The Credit Agreement contains various representations, warranties and covenants that are customary for such financings, including among others, reporting requirements and financial covenants. The financial covenants require that the Company maintain Excess Availability of at least $75.0 million to avoid triggering the financial covenants regarding (i) minimum consolidated EBITDA (as defined in the Credit Agreement) and (ii) minimum consolidated EBITDA less Capital Expenditures. At all times, Excess Availability, as defined, is not permitted to fall below $50.0 million, which effectively reduces the Company's borrowing ability. In addition, certain covenants substantially restrict the Company's ability to incur additional indebtedness, create liens, make certain investments, sell assets or pay dividends. The Company's obligations under the Credit Agreement may be accelerated on certain events of default, including any breach of any of the representations, warranties or covenants made in the Credit Agreement.

Borrowing availability was $497.4 million as of June 30, 2010, as summarized below:

		June 30, 2010
Lesser of Borrowing Base or Credit Agreement capacity [1]	$	547,437
Outstanding borrowings		-
Excess Availability		547,437
Limitation on Excess Availability[2]		(50,000)
Borrowing availability	$	497,437

[1] Net of Reserves of $168.1 million, including $148.2 million related to outstanding letters of credit.

[2] Assumes the Credit Agreement's EBITDA covenant is met or is not being tested.

As shown above, availability under the Credit Agreement is determined net of Reserves, which are subject to revision by the Agent to reflect events or circumstances

Dollar amounts in thousands except per share data, unless otherwise stated

that adversely affect the value of the Borrowing Base assets. Accordingly, a determination by the Agent to increase Reserves would reduce availability.

Letters of credit are considered reserves against the borrowing availability. As of June 30, 2010, letters of credit totaling $148.2 million were issued under the Credit Agreement. Outstanding letters of credit relate primarily to insurance programs including workers' compensation programs.

9. Interest Expense (Income), Net

Interest expense (income), net, consisted of the following:

	2010	2009	2008
Interest expense	$ 6,267	8,160	8,212
Capitalized interest	(1,331)	(1,108)	(2,572)
Interest income	(286)	(2,074)	(8,703)
Interest expense (income), net	$ 4,650	4,978	(3,063)

10. Retirement Plans

Profit Sharing/401(k) Plan

The Company has a Profit Sharing/401(k) Plan that has a noncontributory, trusteed profit-sharing feature and a contributory, trusteed 401(k) feature. The plan is in effect for eligible associates and may be amended or terminated at any time. For 2010, 2009 and 2008, charges to operations for plan contributions amounted to $8.5 million, $8.6 million and $8.7 million, respectively. The assets and liabilities of this plan are excluded from the Consolidated Balance Sheets.

Post-retirement benefits

The Company provides medical insurance benefits to current and future retirees until age 65. Employees are eligible for benefits after attaining 55 years of age and ten years of full-time service with the Company. Other than retirees and active employees who had reached 55 years of age and had twenty years of service as of January 1, 2003, all covered individuals contribute amounts expected to be the full cost of coverage under the plan. In addition, the Company has a non-qualified defined benefit plan that provides death benefits for those covered as of the Effective Date.

The components of net periodic benefit expense for the retiree medical plan and the death benefit consisted of the following:

	2010	2009	2008
Interest cost	$ 1,239	1,292	1,358
Recognized net actuarial gain	(423)	(429)	(371)
Net periodic benefit expense	$ 816	863	987

Accumulated gain not yet reflected in net periodic benefit cost and included in accumulated other comprehensive income was $5.0 million, $6.4 million and $8.2

Dollar amounts in thousands except per share data, unless otherwise stated

million as of June 30, 2010, June 24, 2009, and June 25, 2008, respectively. The Company expects to recognize $0.5 million of the accumulated gain as a component of net periodic benefit expense in 2011.

Changes in the post-retirement benefit obligation were as follows:

Benefit obligation as of June 25, 2008	$	20,145
Interest cost		1,292
Actuarial loss		1,397
Benefits paid		(1,892)
Benefit obligation as of June 24, 2009	$	20,942
Interest cost		1,239
Actuarial loss		963
Benefits paid		(1,017)
Benefit obligation as of June 30, 2010	$	22,127

The benefit obligation is included in accrued expenses and other liabilities in the accompanying Consolidated Balance Sheets.

The discount rate used to determine net periodic benefit expense for the retiree medical plan was 6.19%, 6.75% and 6.27% for 2010, 2009 and 2008, respectively.

Assumed health care cost rates significantly affect amounts related to the retiree medical plan. The health care cost trend rate assumed was 8.5% for 2010 and 2009 and 9.0% for 2008. The rate to which the cost trend is assumed to decline (the ultimate trend rate) is 5.0%, which is assumed to be reached in 2029. The effect of a one-percentage point change in assumed health care cost trend rates is not significant.

The Company expects to pay the following benefits during the indicated years:

2011	$	1,469
2012		1,369
2013		1,262
2014		1,240
2015		1,238
2016-2020		6,329

11. Share-Based Payments

General information
Under the Fiscal 2010 Equity Incentive Plan ("2010 EIP Plan"), the Compensation Committee of the Company's Board of Directors may grant up to 6.1 million share-based payments to officers, employees and non-employee directors, among others. The 2010 EIP Plan was approved by shareholders on November 4, 2009, and is effective for

Dollar amounts in thousands except per share data, unless otherwise stated

all grants made on or after November 4, 2009. Grants may include stock options, restricted stock, restricted stock units and performance awards as well as other forms of share-based payments. As of June 30, 2010, 3.4 million share-based payments were available for future grant under the 2010 EIP Plan.

The shares will be issued from authorized and unissued shares of the Company's common stock. Expired and or forfeited awards become available for re-issuance. Vesting and exercise of share-based awards are contingent on continued employment.

The Company recognizes compensation expense on a straight-line basis over the vesting period of share-based payments. Total compensation expense related to share-based payments was $17.0 million, $15.5 million and $13.5 million for 2010, 2009 and 2008, respectively. As of June 30, 2010, the Company had $19.8 million of unrecognized compensation expense related to share-based payments, which it expects to recognize over a weighted-average period of 1.8 years.

Options

In accordance with the 2010 EIP Plan, the exercise price of an option cannot be less than the fair value of the Company's common stock on the grant date. Options generally vest in equal installments on the first three or four anniversary dates of the grants. In addition, performance options included in a one-time grant to certain executives allows for cliff vesting at the end of five years if performance targets are achieved at that time. All options expire seven years from the grant date. Changes during 2010 were as follows:

	Number of Shares (thousands)	Weighted-Average Exercise Price per share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($)
Outstanding as of June 24, 2009	3,652	$ 18.92		
Granted	1,162	11.31		
Granted under exchange program	243	10.53		
Forfeited	(99)	15.06		
Expired	(55)	21.73		
Cancelled	(597)	29.80		
Outstanding as of June 30, 2010	4,306	$ 14.94	4.90	$ -
Exercisable as of June 30, 2010	2,107	$ 17.58	3.85	$ -
Vested and expected to vest as of June 30, 2010	4,520	$ 15.23	4.86	$ -

On December 9, 2009, the Company granted 242,730 stock options in exchange for 596,751 stock options held by eligible option holders in accordance with the Stock Option Exchange Program approved by shareholders on November 4, 2009. The

Dollar amounts in thousands except per share data, unless otherwise stated

exchange was on an estimated fair value neutral basis and resulted in no incremental compensation expense.

The fair value of options is estimated at the grant date using the Black-Scholes option-pricing model, which requires the use of various assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the grant date. The Company assumes a dividend yield of 0%, since it does not pay dividends and has no current plans to do so. The volatility assumptions are based on historical volatilities of comparable publicly traded companies using daily closing prices for the historical period commensurate with the expected term of the option and, for grants subsequent to January 7, 2009, are based on both historical volatilities of comparable publicly traded companies and the Company's own historical volatility. The expected life of the options is determined based on the simplified assumption that the options will be exercised evenly from vesting to expiration. The weighted-average grant-date fair value of the options granted (excluding exchanged options in 2010) during 2010, 2009 and 2008 was $5.43, $4.38 and $7.68, respectively, which was determined using the following assumptions.

	2010	2009	2008
Risk-free interest rate range	1.92% - 2.68%	1.78% - 2.81%	2.38% - 4.94%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life (years)	4.50 - 5.83	4.75	4.50
Volatility range	50.78% - 52.04%	30.60% - 51.07%	29.35% - 31.31%

Restricted Stock Units

Restricted stock units ("RSUs") are payable upon vesting as one share of common stock for each unit. Time based RSUs generally vest in equal installments on the first three or four anniversary dates of the grants. Performance based RSUs generally vest on the achievement of one or more performance targets. The Company granted during fiscal 2010 RSUs that provide for potential vesting in three equal installments over a three-year period if financial metric targets are met and performance based RSUs included in a one-time grant to certain executives that provide for cliff vesting at the end of five years if performance targets are achieved at that time. RSUs do not have voting rights and are not entitled to dividends, if declared. The grant-date fair value of RSUs is equal to the closing price of the Company's stock on the grant dates. The total value of shares vested during 2010, 2009 and 2008 was $8.9 million, $5.1 million and $3.0 million, respectively. Changes during 2010 were:

Dollar amounts in thousands except per share data, unless otherwise stated

	Number of Shares (thousands)		Weighted-Average Grant Date Fair Value per share
Nonvested balance as of June 24, 2009	1,439	$	14.98
Granted	1,291		11.93
Vested	(732)		15.16
Forfeited	(61)		14.07
Nonvested balance as of June 30, 2010	1,937	$	12.91
Vested and expected to vest as of June 30, 2010	3,185	$	14.18

12. Leases

The Company leases substantially all of its stores and other facilities, as well as certain information technology equipment and transportation equipment. The majority of the Company's lease obligations relate to real properties with remaining terms ranging from less than one year to twenty-one years. Many of the Company's leases contain renewal options after the initial term. In addition to minimum rents, certain store leases require contingent rental payments if sales volumes exceed specified amounts.

Lease Commitments

As of June 30, 2010, future contractual minimum lease payments under both capital and operating leases that have remaining terms in excess of one year are:

	Capital	Operating	Subleases	Net
Fiscal Year:				
2011	$ 11,171	209,231	(1,658)	218,744
2012	8,536	192,371	(1,397)	199,510
2013	6,780	176,927	(1,126)	182,581
2014	5,122	163,944	(311)	168,755
2015	917	142,506	(41)	143,382
Thereafter	2,019	540,829	(30)	542,818
Total minimum lease payments	34,545	1,425,808	(4,563)	1,455,790
Less: Amount representing interest	5,073			
Present value of net minimum lease payments	$ 29,472			

The carrying amount of the Company's capital lease obligations of $29.5 million and $35.3 million approximates fair value as of June 30, 2010, and June 24, 2009, respectively.

Dollar amounts in thousands except per share data, unless otherwise stated

Minimum rentals, contingent rentals and sublease rentals under operating leases were as follows:

		2010	2009	2008
Minimum rentals	$	198,167	195,683	197,613
Contingent rentals		460	479	376
Less: Sublease rentals		(1,065)	(980)	(1,215)
Total	$	197,562	195,182	196,774

13. Insurance

The Company's primary commercial general liability, business interruption, workers' compensation, property loss and auto liability insurance coverages are issued under arrangements with insurance carriers pursuant to which the Company effectively self-insures such primary coverages. Above the respective primary policy limits, the Company maintains commercial property and liability umbrella and excess workers' compensation liability stop-loss coverage. Excess insurance applies above retentions of $2.0 million per occurrence for automobile and general liability, $1.5 million per occurrence for workers' compensation, $10.0 million per occurrence for property losses and business interruption losses related to named windstorms, $2.0 million per occurrence and $5.0 million aggregate for all other property losses in excess of $0.1 million per occurrence. The reserve for self-insurance related to workers' compensation, general liability and auto liability was $171.3 million and $176.7 million as of June 30, 2010, and June 24, 2009, respectively, and is included in reserve for self-insurance liabilities in the accompanying Consolidated Balance Sheets. The Company also self-insures its employee medical benefits program.

The Company incurred losses and damage due to hurricanes in 2006, particularly in the New Orleans and coastal Mississippi areas due to Hurricane Katrina. During 2009, the Company reached a final settlement with its insurers related to its claim resulting from these hurricanes. Final payments totaling approximately $25.0 million received during 2009 exceeded the insurance receivable. Accordingly, the Company recorded a gain of $22.4 million in the consolidated statements of operations during 2009.

Dollar amounts in thousands except per share data, unless otherwise stated

14. Supplemental Cash Flows Information

		2010	2009	2008
Interest paid	$	4,499	5,708	8,441
Interest and dividends received	$	307	2,375	8,650
Income taxes paid	$	155	56	322
Income taxes received	$	4,333	4,629	15,178

The Company entered into capital leases totaling $5.8 million, $19.0 million and $8.4 million during 2010, 2009 and 2008, respectively. Purchases of property, plant and equipment included in accounts payable were $18.6 million, $17.3 million and $18.5 million as of June 30, 2010, June 24, 2009, and June 25, 2008, respectively. During 2008, the Company purchased equipment of $5.0 million through setoff against accounts receivables.

15. Commitments and Contingencies

Purchase Commitments

The Company enters into supply contracts to purchase products for resale in the ordinary course of business. These contracts may include specific merchandising obligations related to the products, and, if so, typically include either a volume commitment or a fixed expiration date; pricing terms based on the vendor's published list price; termination provisions; and other standard contractual considerations. Certain of these contracts are cancelable, typically upon return of the related vendor allowances. Remaining purchase obligations for both non-cancelable contracts, contracts for which the Company's obligations on cancellation are not specified, and open purchase orders totaled $162.0 million as of June 30, 2010, with remaining terms that range from one to five years, based on anticipated purchase volumes when applicable. These contracts are not recorded in the Consolidated Balance Sheets.

Bankruptcy-related Matters

On February 21, 2005 (the "Petition Date"), Winn-Dixie Stores, Inc. and 23 then-existing direct and indirect wholly-owned subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Bankruptcy Code") in the United States Bankruptcy Court (the "Court"). The reorganization was jointly administered under the caption "In re: Winn-Dixie Stores, Inc., et al., Case No. 05-03817" by the Court. Two of the then-existing wholly-owned subsidiaries of Winn-Dixie Stores, Inc. (collectively with the Debtors, the "Company" or "Winn-Dixie") did not file petitions under Chapter 11. On November 9, 2006, the Court entered its order confirming the Debtors' modified plan of reorganization (the "Plan" or the "Plan of Reorganization"). The Plan became effective and the Debtors emerged from bankruptcy protection on November 21, 2006 (the "Effective Date"). Various parties including landlord claimants and the Florida Tax Collectors appealed the confirmation order. The Florida Tax Collectors appeal has been resolved in the Company's favor. The landlord claimants' appeal is pending before the United States Court of Appeals for the Eleventh Circuit. The Company does not expect the resolution of the landlord claimants' appeal to have a material adverse impact on its financial condition or results of operations.

The Debtors' creditors generally filed proofs of claim with the Court. Through a claims resolution process and on objections of the Debtors, the Court reduced, reclassified and/or disallowed a significant number of claims for varying reasons, including claims that were duplicative, amended, without merit, misclassified or overstated. Many claims were resolved prior to the Effective Date through settlement or Court orders. As substantially all of the unsecured claims have been resolved, during June 2010, approximately 6.7 million shares that were held in reserve to satisfy unsecured claims were distributed to persons previously holding claims as noteholders, landlords, vendors or suppliers, retirement plan participants and other unsecured creditors. The claims resolution process will remain ongoing with respect to any remaining unsecured, secured, administrative and priority claims until all claims are resolved. The Company does not expect the resolution of these claims to have a material adverse impact on its financial condition or results of operations.

Litigation and Claims
On August 21, 2009, the Company was served with a putative class action lawsuit filed by two former employees in the United States District Court for the Middle District of Florida against Winn-Dixie Stores, Inc., alleging company-wide violations of the federal Fair Credit Reporting Act related to the Company's background check procedures. The Company denies all allegations raised in the lawsuit, has answered the complaint and has filed motions asserting various defenses to the claims. Discovery in the case is underway.

On March 19, 2010, the Company was served with a purported collective action lawsuit filed by two former employees in the United States District for the Southern District of Florida against Winn-Dixie Stores, Inc. alleging violations of the Fair Labor Standard Act related to unpaid overtime wages. The Company denies all allegations raised in the lawsuit and has answered the complaint. On August 1, 2010, plaintiffs' counsel filed an unopposed motion to dismiss the collective action claims in the case and to proceed on the individual claims. That motion is pending before the court.

On May 5, 2010, the Company was served with a motion to amend the complaint in an existing discrimination case filed by two employees to allege a putative class action race discrimination claim and add three more employees as named plaintiffs in the United States District for the Southern District of Alabama against Winn-Dixie Montgomery, LLC (incorrectly named as Winn-Dixie Stores, Inc.) alleging violations of federal civil rights laws related to assignment and selection for retail manager positions. The Company denies all allegations raised in the lawsuit, has filed motions asserting various defenses to the class claims and answered the individual complaint of the named Plaintiffs.

Dollar amounts in thousands except per share data, unless otherwise stated

Various claims and lawsuits arising in the normal course of business are pending against the Company, including claims alleging violations of certain employment or civil rights laws, claims relating to both regulated and non-regulated aspects of the business and claims arising under federal, state or local environmental regulations. The Company vigorously defends these actions.

While no one can predict the outcome of any pending or threatened litigation with certainty, management believes that any resolution of these proceedings will not have a material adverse effect on its financial condition or results of operations.

16. Recently Adopted Accounting Standards

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") (Topic 105, "Generally Accepted Accounting Principles"), became the single source for authoritative nongovernmental U.S. generally accepted accounting principles on July 1, 2009. The Company's adoption of FASB ASC on June 25, 2009, did not have an effect on its Condensed Consolidated Financial Statements.

Effective June 25, 2009, the Company adopted ASC Topic 820, "Fair Value Measurements and Disclosures" ("Topic 820"), as it relates to nonfinancial assets and nonfinancial liabilities. See Note 6 for disclosures related to the application to impairment of long-lived assets.

The Company adopted ASC Topic 805, "Business Combinations" ("Topic 805"), on June 25, 2009. Topic 805 addresses the accounting for business combinations with acquisition dates subsequent to the adoption and requires changes in valuation allowances for acquired deferred tax assets and acquired income tax uncertainties in a business combination to adjust income tax expense. The Company currently maintains a full valuation allowance against substantially all of its net deferred tax assets. Decreases in the valuation allowance for deferred tax assets that existed at the time of emergence from bankruptcy protection previously reduced intangible assets. Decreases in the valuation allowance reduced income tax expense for 2010. There were no business combinations during 2010.

17. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended June 30, 2010, and June 24, 2009. Earnings per share amounts for each quarter are computed individually and may not equal the amount computed for the entire year.

Dollar amounts in thousands except per share data, unless otherwise stated

		Quarters Ended			
		Sept. 16	Jan. 6	Mar. 31	June 30
Fiscal 2010		(12 Weeks)	(16 Weeks)	(12 Weeks)	(13 Weeks)
Net sales	$	1,641,573	2,175,589	1,685,534	1,745,108
Gross profit on sales	$	465,241	613,507	479,160	508,384
Net (loss) income	$	(8,058)	2,095	20,881	13,979
Basic and diluted (loss) earnings per share	$	(0.15)	0.04	0.38	0.25

		Quarters Ended			
		Sept. 17	Jan. 7	Apr. 1	June 24
Fiscal 2009		(12 Weeks)	(16 Weeks)	(12 Weeks)	(12 Weeks)
Net sales	$	1,675,935	2,250,046	1,725,946	1,715,038
Gross profit on sales	$	466,758	632,495	498,730	500,433
Net (loss) income	$	(2,270)	16,102	16,562	9,395
Basic and diluted (loss) earnings per share	$	(0.04)	0.30	0.30	0.17

		Fourth Quarter Results of Operations	
		June 30, 2010 (13 Weeks)	June 24, 2009 (12 Weeks)
Net sales	$	1,745,108	1,715,038
Cost of sales, including warehouse and delivery expenses		1,236,724	1,214,605
Gross profit on sales		508,384	500,433
Operating and administrative expenses		493,047	477,846
Impairment charges		1,090	3,666
Operating income		14,247	18,921
Interest expense, net		940	1,604
Income before income taxes		13,307	17,317
Income tax (benefit) expense		(672)	7,922
Net income	$	13,979	9,395

During the first three quarters of each year, the Company uses an estimated annual inflation rate to calculate LIFO inventory. During the fourth quarter of each year, the Company uses its actual annual inflation rate in the calculations. The fourth quarter results of operations for 2010 reflect a benefit from LIFO of $4.4 million from a reduction in the estimated inflation rate and layer liquidations. The fourth quarter

Dollar amounts in thousands except per share data, unless otherwise stated

results of operations for 2009 reflect a benefit from LIFO of $3.3 million from a reduction in the estimated inflation rate.

18. Subsequent Event

On July 27, 2010, the Company announced that it would close 30 non-remodeled, underperforming stores, will consolidate its four operating regions into three and reduce workforce at the field and corporate support levels. The Company subsequently obtained bank approval to close the 30 stores and sell the associated inventory and equipment. These actions are expected to be completed by the end of the first quarter of 2011.

Net sales related to the 30 stores to be closed totaled $266.0 million in 2010. As of June 30, 2010, the net book value of assets related to these stores totaled $8.2 million, primarily consisting of equipment and favorable leases. The operating results for the closed stores and the store closing costs will be reclassified to discontinued operations in the first quarter of 2010. The store closing costs are expected to total approximately $35 to $50 million including lease termination costs of $30 to $45 million and other charges, including severance, of approximately $5 million. In addition, the Company expects to receive proceeds from asset sales including pharmacy prescription files of approximately $10 million.

Schedule II

WINN-DIXIE STORES, INC. AND SUBSIDIARIES
Consolidated Valuation and Qualifying Accounts
(in thousands)

Description		Balance at beginning of period	Additions charged to expense		Deductions from reserves		Balance at end of period
Successor:							
Fiscal year ended June 30, 2010:							
Reserves deducted from assets to which they apply:							
Valuation allowance on deferred tax assets	$	325,263	20,507	(3)	-		345,770
Allowance for doubtful receivables	$	3,946	3,586		3,802		3,730
Reserves not deducted from assets:							
Reserve for self-insurance liabilities (1)	$	176,701	49,337		54,785		171,253
Fiscal year ended June 24, 2009:							
Reserves deducted from assets to which they apply:							
Valuation allowance on deferred tax assets	$	334,571	35,008	(3)	44,316	(2)	325,263
Allowance for doubtful receivables	$	1,906	7,687		5,647		3,946
Reserves not deducted from assets:							
Reserve for self-insurance liabilities (1)	$	183,160	48,488		54,947		176,701
Fiscal year ended June 25, 2008:							
Reserves deducted from assets to which they apply:							
Valuation allowance on deferred tax assets	$	341,179	8,804	(3)	15,412	(2)	334,571
Allowance for doubtful receivables	$	3,663	7,015		8,772		1,906
Reserves not deducted from assets:							
Reserve for self-insurance liabilities (1)	$	203,544	25,792		46,176		183,160

(1) Contains reserve for workers' compensation, general liability and auto liability and does not include reserves for the Company's self-insured medical program.

(2) Amount relates to tax attributes that existed as of November 15, 2006, and reduced intangible assets.

(3) Amount relates to the change in net deferred tax assets.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of June 30, 2010, the Chief Executive Officer and the Chief Financial Officer, together with a disclosure review committee appointed by the Chief Executive Officer, evaluated the Company's disclosure controls and procedures. Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of June 30, 2010, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended ("the Exchange Act"), and are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 30, 2010. This assessment was performed using the criteria established under the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error or circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and reporting and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the assessment performed using the criteria established by COSO, management concluded that the Company maintained effective internal control over financial reporting as of June 30, 2010.

(c) Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting during the quarter ended June 30, 2010, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Winn-Dixie Stores, Inc.:

We have audited Winn-Dixie Stores, Inc.'s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Winn-Dixie Stores, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Winn-Dixie Stores, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Winn-Dixie Stores, Inc. and subsidiaries as of June 30, 2010 and June 24, 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2010, and our report dated August 30, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Jacksonville, Florida
Certified Public Accountants
August 30, 2010

ITEM 9B: OTHER INFORMATION

None.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item not otherwise set forth below is presented under the captions "Proposal 1–Election of Directors – Information About Our Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Governance of the Company – Committee Structure," and "Governance of the Company – Other Governance Matters" in our 2010 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this report.

Executive Officers of the Company

Officers serve until their successors are duly elected and qualified. Set forth below is certain information concerning the executive officers of the Company as of June 30, 2010. The year appointed to current position and year first employed by the Company are both based on a calendar year.

NAME	AGE	OFFICE HELD	YEAR APPOINTED TO CURRENT POSITION	YEAR FIRST EMPLOYED BY WINN-DIXIE
Peter L. Lynch	57	President and Chief Executive Officer	2004	2004
Larry B. Appel	49	Senior Vice President, Human Resources, Legal and General Counsel	2008	2002
Frank O. Eckstein	63	Senior Vice President, Retail Operations	2005	2005
Bennett L. Nussbaum	63	Senior Vice President and Chief Financial Officer	2004	2004
Daniel Portnoy	53	Senior Vice President and Chief Merchandising and Marketing Officer	2007	2007
Philip E. Pichulo	61	Group Vice President, Development	2006	2006
Christopher L. Scott	47	Group Vice President, Logistics & Distribution	2006	2002
Charles M. Weston	62	Group Vice President, Information Technology	2005	2004
D. Michael Byrum	58	Vice President, Corporate Controller and Chief Accounting Officer	2000	1972
Mary Kellmanson	43	Group Vice President, Marketing	2009	2008

- President and Chief Executive Officer, Mr. Lynch has been employed for the past five years either in the same capacity or in a position with the Company that was consistent in occupation with his present assignment.
- Senior Vice President, Human Resources, Legal and General Counsel, Mr. Appel was Senior Vice President, Legal and General Counsel of the Company from 2002 to 2008.
- Senior Vice President, Retail Operations, Mr. Eckstein has been employed for the past five years either in the same capacity or in a position with the Company that was consistent in occupation with his present assignment.
- Senior Vice President and Chief Financial Officer, Mr. Nussbaum has been employed for the past five years either in the same capacity or in a position with the Company that was consistent in occupation with his present assignment.
- Senior Vice President and Chief Merchandising and Marketing Officer, Mr. Portnoy was most recently President and Chief Executive Officer of Kings Super Markets, Inc. from 2004 to 2006.
- Group Vice President, Development, Mr. Pichulo was Director, Construction for Saxon Partners, Inc., a retail developer from 2005 to 2006.
- Group Vice President, Logistics and Distribution, Mr. Scott was most recently Vice President, Distribution and Logistics of the Company from 2004 to 2005.
- Group Vice President, Information Technology, Mr. Weston has been employed for the past five years either in the same capacity or in a position with the Company that was consistent in occupation with his present assignment.
- Vice President, Corporate Controller and Chief Accounting Officer, Mr. Byrum has been employed for the past five years either in the same capacity or in a position with the Company that was consistent in occupation with his present assignment.
- Group Vice President, Marketing, Ms. Kellmanson was most recently Vice president, Marketing, of the Company from 2008 to 2009. She was Vice President, Marketing and Advertising of Wegmans Food Market, Inc. from 2001 to 2007.

Code of Ethics and Code of Conduct

We adopted a Code of Ethics for Senior Executive and Financial Officers (the "Code of Ethics") that applies to our chief executive officer, chief financial officer, chief accounting officer and treasurer. The Code of Ethics is filed as exhibit 14.1 to this report, which exhibit is herein incorporated by reference. Any amendments to, or waivers of, the Code of Ethics will be disclosed on our web site promptly following the date of such amendment or waiver. We also have a Code of Business Conduct and Ethics that applies to all Company associates, including senior executive and financial officers. Both the Code of Ethics and the Code of Business Conduct and Ethics are available on our web site at www.winn-dixie.com, under the "Investors" link under the "Corporate Governance" caption.

ITEM 11: EXECUTIVE COMPENSATION

The information required by this Item is presented under the captions "Executive Compensation," "Governance of the Company – Director Compensation" and "Governance of the Company– Compensation Committee Interlocks and Insider Participation" in our 2010 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this report.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required to be reported by item 201(d) of Regulation S-K is contained in Item 5 of this report. All other information required by this Item is presented under the caption "Stock Ownership by Directors, Management and 5% Shareholders" in our 2010 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this report.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is presented under the captions "Certain Relationships and Related Transactions" and "Governance of the Company – Board Structure" in our 2010 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this report.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is presented under the caption "Audit Committee Report –Independent Registered Public Accounting Firm Fees and Services" in our 2010 Proxy Statement to be filed by the Company with the SEC and is hereby incorporated by reference into this report.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements and Financial Statement Schedules:

(1) Consolidated Financial Statements: See Index to Consolidated Financial Statements at Item 8 on page 26 of this report.

(2) Financial Statement Schedules: See Schedule II at Item 8 on page 54 of this report.

(3) Exhibits are incorporated herein by reference or are filed with this report as set forth in the Index to Exhibits on pages 63 through 64 hereof.

Exhibit Number	Description of Exhibit	Incorporated by Reference From
2.1	Joint Plan of Reorganization of Winn-Dixie Stores, Inc. and Affiliated Debtors.	Previously filed as Exhibit 2.1 to Form 8-K on August 11, 2006, which Exhibit is herein incorporated by reference.
2.2	First Modification to Joint Plan of Reorganization of Winn-Dixie Stores, Inc. and Affiliated Debtors.	Previously filed as Exhibit 2.1 to Form 10-Q for the quarter ended September 20, 2006, which Exhibit is herein incorporated by reference.
2.3	Order Confirming Joint Plan of Reorganization of Winn-Dixie Stores, Inc. and Affiliated Debtors entered November 9, 2006.	Previously filed as Exhibit 99.2 to Form 8-K on November 15, 2006, which Exhibit is herein incorporated by reference.
3.1	Amended and Restated Certificate of Incorporation of Winn-Dixie Stores, Inc.	Previously filed as Exhibit 3.1 to Form 8-A/A on November 21, 2006, which Exhibit is herein incorporated by reference.
3.2	Amended and Restated By-Laws of Winn-Dixie Stores, Inc.	Previously filed as Exhibit 3.2 to Form 8-A/A on November 21, 2006, which Exhibit is herein incorporated by reference.
4.1	Registration Rights Agreement dated as of December 5, 2006.	Previously filed as Exhibit 4.1 to Form 8-K on December 11, 2006, which Exhibit is herein incorporated by reference.
10.1*	Employment Agreement, dated October 23, 2006, between Winn-Dixie Stores, Inc. and Peter L. Lynch.	Previously filed as Exhibit 10.1 to Form 8-K on November 20, 2006, which Exhibit is herein incorporated by reference.
10.2*	First Amendment to Employment Agreement, dated November 20, 2007 between Winn-Dixie Stores, Inc. and Peter Lynch.	Previously filed as Exhibit 10.2 to Form 10-K on August 25, 2008, with Exhibit is herein incorporated by reference.
10.3	Amended and Restated Credit Agreement, dated November 21, 2006, among Winn-Dixie Stores, Inc. and Certain of its Subsidiaries, as Borrowers, Various Financial Institutions and Other Persons from Time to Time Parties thereto, as Lenders, and Wachovia Bank, National Association, as the Administrative Agent and Collateral Agent for the Lenders.	Previously filed as Exhibit 10.1 to Form 8-K on November 28, 2006, which Exhibit is herein incorporated by reference.
10.4	Amendment Number 1 to Amended and Restated Credit Agreement dated as of September 2, 2008.	Previously filed as Exhibit 99.1 to Form 8-K on September 4, 2008, which Exhibit is herein incorporated by reference.
10.5	Winn-Dixie Stores, Inc. Employee Stock Purchase Plan.	Previously filed as Appendix A to the Company's proxy statement on September 22, 2008, which is herein incorporated by reference.
10.6*	Winn-Dixie Stores, Inc. Equity Incentive Plan Form of Non-Qualified Stock Option Award Agreement.	Previously filed as Exhibit 10.2 to Form 8-K on December 21, 2006, which Exhibit is herein incorporated by reference.
10.7*	Winn-Dixie Stores, Inc. Equity Incentive Plan Form of Restricted Stock Unit Award Agreement.	Previously filed as Exhibit 10.3 to Form 8-K on December 21, 2006, which Exhibit is herein incorporated by reference.
10.8*	Winn-Dixie Stores, Inc. Directors' Deferred Compensation Plan.	Previously filed as Exhibit 10.7 to Form 10-K on August 28, 2007, with Exhibit is herein incorporated by reference.

Exhibit Number	Description of Exhibit	Incorporated by Reference From
10.9*	Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan.	Previously filed as Exhibit 10.1 on Form 10-Q on February 19, 2008, which Exhibit is herein incorporated by reference.
10.10*	Winn-Dixie Stores, Inc. Executive Severance Plan, effective January 31, 2008.	Previously filed as Exhibit 10.1 on Form 8-K on March 10, 2008, which Exhibit is herein incorporated by reference.
10.11*	Winn-Dixie Stores, Inc. Fiscal 2010 Equity Incentive Plan.	Previously filed as Appendix A to the Company's proxy statement on September 21, 2009, which is herein incorporated by reference.
10.12 *	Forms of equity award agreements under the Winn-Dixie Stores, Inc. Fiscal 2010 Equity Incentive Plan: (1) Form of Time-Vested Non-Qualified Stock Option Award; (2) Form of Time-Vested Restricted Stock Unit Award; (3) Form of Performance-Based Restricted Stock Unit Award; (4) Form of Non-Qualified Outperformance Stock Option Award; (5) Form of Outperformance Restricted Stock Unit Award; and (6) Form of Restricted Stock Unit Award for Directors.	Previously filed as Exhibit 10.1 on Form 10-Q on February 16, 2010, which Exhibit is herein incorporated by reference.
11.0	Computation of Earnings Per Share.	See Note 2 of Notes to Consolidated Financial Statements.
14.1	Senior Executive and Financial Officers' Code of Ethics of Winn-Dixie Stores, Inc.	Previously filed as Exhibit 14.1 on Form 10-K on August 24, 2009, which Exhibit is herein incorporated by reference.
21.0	Subsidiaries of Winn-Dixie Stores, Inc.	
23.1	Consent of Independent Registered Public Accounting Firm.	
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.	
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.	

* Management contract or compensatory plan or agreement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WINN-DIXIE STORES, INC.

By /s/ **Peter L. Lynch**
Peter L. Lynch
President and Chief Executive Officer

Date: August 30, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ **Peter L. Lynch** (Peter L. Lynch)	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	August 30, 2010
/s/ **Bennett L. Nussbaum** (Bennett L. Nussbaum)	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 30, 2010
/s/ **D. Michael Byrum** (D. Michael Byrum)	Vice President, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer)	August 30, 2010

This page intentionally left blank.

/s/ **Evelyn V. Follit** (Evelyn V. Follit)	Director	August 30, 2010
/s/ **Charles P. Garcia** (Charles P. Garcia)	Director	August 30, 2010
/s/ **Jeffrey C. Girard** (Jeffrey C. Girard)	Director	August 30, 2010
/s/ **Yvonne R. Jackson** (Yvonne R. Jackson)	Director	August 30, 2010
/s/ **Gregory P. Josefowicz** (Gregory P. Josefowicz)	Director	August 30, 2010
/s/ **James P. Olson** (James P. Olson)	Director	August 30, 2010
/s/ **Terry Peets** (Terry Peets)	Director	August 30, 2010
/s/ **Richard E. Rivera** (Richard E. Rivera)	Director	August 30, 2010

This page intentionally left blank.

Exhibit 21.0

WINN-DIXIE STORES, INC.

SUBSIDIARIES OF REGISTRANT

Winn-Dixie Stores, Inc. (the "Registrant") has no parents.

The following list includes all of the active subsidiaries of the Registrant as of June 30, 2010.

Each of the following subsidiaries is owned by the Registrant, except that five subsidiaries, the names of which are indented, are owned by the subsidiary named immediately above the indentation. All subsidiaries are wholly owned.

Subsidiary	State of Incorporation
Deep South Products, Inc.	Florida
Winn-Dixie Logistics, Inc.	Florida
Winn-Dixie Warehouse Leasing, LLC	Florida
Winn-Dixie Montgomery, LLC	Florida
Dixie Spirits, Inc.	Mississippi
Winn-Dixie Montgomery Leasing, LLC	Florida
Winn-Dixie Procurement, Inc.	Florida
Winn-Dixie Raleigh, Inc.	Florida
Winn-Dixie Raleigh Leasing, LLC	Florida
Winn-Dixie Supermarkets, Inc.	Florida
Winn-Dixie Stores Leasing, LLC	Florida
Winn-Dixie Properties, LLC	Florida
Dixie Spirits Florida, LLC	Florida
WIN General Insurance, Inc.	South Carolina

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Winn-Dixie Stores, Inc.:

We consent to the incorporation by reference in the registration statement Nos. 333-139630, 333-147417, 333-156041 and 333-162867, on Form S-8 of Winn-Dixie Stores, Inc. of our reports dated August 30, 2010, with respect to the consolidated balance sheets of Winn-Dixie Stores, Inc. and subsidiaries (the Company) as of June 30, 2010 and June 24, 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2010, and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of June 30, 2010, which reports appears in the June 30, 2010, Annual Report on Form 10-K of Winn-Dixie Stores, Inc.

Our report on the consolidated financial statements refers to the adoption of ASC Topic 805, "Business Combinations" in 2010.

KPMG LLP
Jacksonville, Florida
Certified Public Accountants
August 30, 2010

Exhibit 31.1

CERTIFICATIONS

I, Peter L. Lynch, certify that:

1. I have reviewed this annual report on Form 10-K of Winn-Dixie Stores, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2010

By: /s/ Peter L. Lynch
Peter L. Lynch
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Bennett L. Nussbaum, certify that:

1. I have reviewed this annual report on Form 10-K of Winn-Dixie Stores, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 30, 2010

By: /s/ Bennett L. Nussbaum
Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer

Exhibit 32.1

Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350
As Adopted Under Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned President and Chief Executive Officer of Winn-Dixie Stores, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended June 30, 2010 (the "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter L. Lynch
Peter L. Lynch

August 30, 2010

Exhibit 32.2

Certification of the Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350
As Adopted Under Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002, I, the undersigned Senior Vice President and Chief Financial Officer of Winn-Dixie Stores, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended June 30, 2010 (the "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Bennett L. Nussbaum
Bennett L. Nussbaum

August 30, 2010

Investor Information

Eric Harris
Director of Investor Relations
EricHarris@Winn-Dixie.com

Transfer agent

American Stock Transfer
& Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
www.amstock.com
888-822-5593
Foreign: 718-921-8124

Copies of Annual Reports,
Forms 10-K, 10-Q and other
Winn-Dixie Stores, Inc.,
publications are
available online at
www.winn-dixie.com
or contact:
Winn-Dixie Stores, Inc.
Post Office Box B
Jacksonville, Florida
32203-0297
904-783-5000


Printed on recycled paper.

The Finch Opaque recycled papers used in printing this report contain 30% post consumer waste.


FSC

Mixed Sources

Product group from well-managed forests, controlled sources and recycled wood or fiber

www.fsc.org Cert no. SCS-COC-000648

© 1996 Forest Stewardship Council

This report is printed on FSC-Certified paper. This paper contains wood from well managed forests, controlled sources. This is certified in accordance with the rules of the Forest Stewardship Council

Made with certified renewable energy.



another loa
fresh on board.
Winn✓Dixie

Delivering *fresh* to every market we serve